EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR

ENDED DECEMBER 31, 2010

DATE:  MARCH 31, 2011

PRELIMINARY NOTES

Forward Looking Statements

This Annual Information Form (“Annual Information Form” or “AIF”) includes certain statements that may be deemed "forward-looking statements". All statements in this AIF, other than statements of historical facts, that address among other things, future production, resource and reserve potential, exploration drilling, exploitation activities and events or developments that the Company forecasts, intends or expects are forward-looking statements. Although the Mercator Minerals Ltd. (the “Company” or “Mercator”) believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include but are not limited to market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and, that actual results or developments may differ materially from those projected in the forward-looking statements.  For details regarding certain risks and uncertainties, please refer to “Risk Factors” on pages 43 to 56.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at March 31, 2011 (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this AIF, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms.  Other risks and assumptions are discussed throughout this AIF and, in particular, in “Risks Factors” pages 43 to 56.

Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labour, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar exchange rate (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-

looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this AIF and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes. For a more comprehensive review of risk factors, please refer to the “Risks Factors” section.

Incorporation by Reference of Financial Statements, Proxy Circular and Certain Technical Reports

Incorporated by reference into this Annual Information Form (“AIF”) are the audited consolidated financial statements together with the auditor’s report thereon and Management Discussion and Analysis for the Company for the fiscal years ended December 31, 2010 and December 31, 2009. The financial statements and Management Discussion and Analysis are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.  The Company’s quarterly and annual consolidated financial statements are presented in U.S. dollars.

Other documents incorporated by reference in this AIF include (1) the Company’s proxy circular dated May 21, 2010, (2) the December 2006 Report (as hereinafter defined) in support of the preliminary feasibility work completed and the updated plan to expand production and that supports the disclosure of resources and reserves at the Mineral Park Mine, as filed by the Company, and (3) the El Pilar Feasibility Study (as hereinafter defined) which indicated positive economics for the development of a low cost open pit, heap leach copper mine with an SX-EW plant in support of the securing of project financing, permitting, planning and construction of a copper mining operation and the disclosure of resources and reserves at the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico (“El Pilar”), as filed by the Company’s wholly owned subsidiary, Stingray Copper Inc. (as described below under Item 2: General Development of the Business – Three Year History), copies of which are available on request from the offices of Mercator or on the SEDAR web site (www.sedar.com).

Technical Disclosure

Mercator has prepared the technical information in this Annual Information Form (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under Mercator’s or the Stingray Copper Inc. company profile (as described below under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com.  Some of the information contained in this AIF has been updated for events occurring subsequent to the date of the technical reports.  Specifically, the December 2006 Report (as hereinafter defined) is updated by operational developments at the Mineral Park Mine, which are summarized below under the heading “General Development of the Business – Three Year History”. Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Engineering, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information contained in this Annual Information Form other than in respect of the El Pilar Project.  Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this Annual Information Form.

In this Annual Information Form, the terms “Company” or “Mercator” refer to Mercator Minerals Ltd. and all of its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined under “Glossary of Mining Terms”.

GLOSSARY OF MINING TERMS

“assay” means an analysis to determine the presence, absence, and quantity of one or more metallic components.

“breccia” is a geological term referring to a rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.

“cathode copper” or “cathode” means electrolytically refined copper that has been deposited on the -cathode of an electrolytic bath of acidified copper sulfate solution.

“chalcocite” is a dark gray mineral, essentially Cu2S, that is an important ore of copper.

“Cu” is the chemical symbol for copper.

“CuEq” means copper equivalent.

“fault” is a geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.

“feasibility study” means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“FOB” means free on board.

 “gpm” means gallons per minute.

“g/t” means grams per tonne.

“indicated mineral resource”, in accordance with CIM definitions as referred to in National Instrument 43-101, is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”, in accordance with CIM definitions as referred to in National Instrument 43-101,  is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“ktons” means thousands of tons.

“lbs” means pounds.

“leach” is the dissolution of soluble constituents from a rock or ore body by the natural or artificial action of percolating solutions.

“LOM” means life of mine.

“m” means metres.

“measured mineral resource”, in accordance with CIM definitions as referred to in National Instrument 43-101, is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate

v

is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“MF” means moly factor, the ratio for calculating CuEq.

“mineralization” refers to the presence of a mineral of economic interest in a rock.

“mineral reserve”, in accordance with CIM definitions as referred to in National Instrument 43-101, is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource”, in accordance with CIM definitions as referred to in National Instrument 43-101,  means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base or precious metals, coal and industrial metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mo” is the chemical symbol for molybdenum.

“msl” means mean sea level.

“open pit” means a surface working pit open to daylight, such as a quarry.

“open pit mining” means the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounce” or “oz.” is a unit of weight equal to 31.1 grams.

“PLS” means pregnant leach solutions.

“probable mineral reserve”, in accordance with CIM definitions as referred to in National Instrument 43-101, means the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve”, in accordance with CIM definitions as referred to in National Instrument 43-101, is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“pyrite” is a yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

“ROM” means run-of-mine.

“SCu” means soluble copper.

“sedimentary” means a rock formed from cemented or compacted sediments.

“strip ratio” is the ratio of waste removed to ore processed.

“supergene” is an ore mineral that has been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

“SX” means solvent extraction.

“SX-EW” means solvent extraction-electrowinning.

“TCu” means total copper.

“ton” means a dry short ton (2,000 pounds).

“tonne” means a metric tonne, being 1,000 kilograms (2,205 pounds).

“tpd” means tons per day.

ITEM 1:        CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated in the Province of British Columbia under the name “Sultana Resources Corporation” by registration of its Memorandum and Articles on March 5, 1984.  The Company changed its name to “Silver Eagle Resources Ltd.” on May 31, 1988.  On April 16, 1997, the Company was continued under the Yukon Business Corporations Act and became a Yukon corporation.  On March 12, 2001, the Company changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares.  Effective April 7, 2005, the Company continued under the Business Corporations Act (British Columbia) with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation.  The Company became a reporting issuer in British Columbia on February 1, 1989, which was the date a receipt was issued for the Company’s final prospectus by the British Columbia Securities Commission.

The common shares of the Company began trading on the Toronto Stock Exchange (the “TSX”) on August 22, 2005, and prior to that, on the TSX Venture Exchange (formerly the Canadian Venture Exchange, Inc. and prior to that the Vancouver Stock Exchange) on February 1, 1989, and presently trade on the TSX under the trading symbol “ML”.

The Company’s corporate head office and mailing address is 1971 Sandown Place, North Vancouver, British Columbia, Canada V7P 3C3, telephone (604) 981-9661, facsimile (604) 960-9661.  The Company’s principal place of operations is 8275 N. Mineral Park Road, Golden Valley, Arizona USA 86413, telephone (928) 565-2226, facsimile (928) 565-9239.  The Company’s registered and records office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, telephone (604) 687-1224, facsimile (604) 687-8772.

Intercorporate Relationships

The following chart illustrates the intercorporate relationships among Mercator and its subsidiaries:

ITEM 2:        GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following selected financial information is derived from the Company's consolidated financial statements for the stated periods.

Balance Sheet	As at December 31, 2010	As at December 31, 2009	As at December 31, 2008
Current assets	$89,660	$92,068	$ 14,881
Mineral properties, plant and equipment	326,834	278,571	221,319
Inventories	20,850	21,238	16,410
Other assets	3,502	4,526	4,571
Total assets	424,266	381,060	249,158

Current liabilities	85,850	52,289	40,235
Long term liabilities	249,997	136,590	162,829
Shareholders’ equity	88,419	192,181	46,094
Total shareholders’ equity & liabilities	424,266	381,060	249,158

Statement of operations	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Revenue	$182,564	$88,697	$29,178
Amortization	11,141	8,527	1,899
Exploration expenditures	2,483	64	398
Foreign exchange loss (gain)	902	99	(48)
Administration includes stock based compensation	24,221	12,884	13,563
Interest	149	170	1,522
Interest expense	10,751	16,766	15,131
Mining and processing	89,913	51,932	27,937
Net income (loss) for the year	(115,075)	(17,581)	(28,333)

Basic earnings (loss) per share	(0.59)	(0.13)	(0. 38)
Diluted earnings (loss) per share	(0.59)	(0.13)	(0. 38)

Weighted average number of common shares outstanding - basic	195,127,862	140,323,241	74,666,946
Weighted average number of common shares outstanding – diluted	195,127,862	140,323,241	74,666,946

The Company is a producing copper mining company, with a property that has been in operation for more than thirty years.  The principal metal produced by the Company is copper, with additional revenues from the production of copper, molybdenum and silver in concentrates.

In fiscal 2010, the Company had revenue of $182.56  million (2009 - $88.697 million), mainly as a result of mining operations at the Mineral Park mine, located in Northwest Arizona (the “Mineral Park Mine”).  Prior to the acquisition of the Mineral Park Mine in June 2003 the Company had not generated significant revenue.

On February 15, 2007, the Company completed a public offering of 120,000 Units at a price of $980 per Unit for gross proceeds of $117,600,000, and 8,337,500 common shares at a price of CDN$3.00 per common share for gross proceeds for CDN$25,012,500 ($21,490,248).  Each Unit was comprised one secured note (the "Notes") in the principal amount of $1,000 and 50 common share purchase warrants (the "Warrants").  The Notes were to mature on February 16, 2012 and paid interest semi-annually at a rate of 11.5% per annum. The Notes were subject to a call provision, at any time after three years from the closing date, at a redemption price which was equal to $1,050 per Note, plus accrued and unpaid interest. The Warrants are exercisable at a price of CDN$4.00 per share, on or before February 16, 2012.  The Units separated into Notes and Warrants immediately upon closing of the offering.

The net proceeds of the offering were used together with the Company's existing cash resources to fund the expansion of the Mineral Park Mine and for other general corporate purposes.

During fiscal 2005, the Company entered into an agreement with ASARCO LLC (“ASARCO”), to purchase a 20,000 ton-per-day used process mill "concentrator" located at ASARCO's Mission Complex south of Tucson, Arizona (the "Mission South Mill") and related spare parts and supplies for a total cost of $6 million.  On September 22, 2006, ASARCO LLC filed a complaint against Mineral Park in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") seeking to void Mineral Park's July 2005 purchase of the Mission South Mill.  To avoid potential project delay as a result of this litigation, in December 2006, the Company purchased two new 7000 hp ball mills for expedited delivery in early 2008, and three used 32-foot diameter, Semi Autogenous Grind ("SAG") mills.  As a consequence of the change in the milling equipment to be used, and an increase in planned throughput capacity from 37,000 tpd to 50,000 tpd, the Company commissioned the preparation of a revised technical report in support of the preliminary feasibility work.  On March 5, 2007, the Company announced that it sold the Mission South Mill back to ASARCO for $9 million, and settled the outstanding litigation.  The sale of the Mission South Mill back to ASARCO was completed on March 13, 2007.   The Company then commenced construction of the first stage of the Phase 4 expansion at Mineral Park. Phase 4 comprises a two-stage expansion of the Mineral Park Mine with the addition of a 50,000 ton-per-day milling operation to produce copper-silver and molybdenum concentrates in addition to the existing parallel SX-EW copper production.

In September 2007, Mercator entered into a ten year framework agreement for the sale of all of the molybdenum concentrate production of the Mineral Park Mine, which is currently forecast to average 10.3 million pounds of molybdenum annually over the first 10 years of the current estimated 25 year mine life. Payment for the molybdenum concentrates will be made FOB the mine-site. The agreement secures processing capacity for Mercator’s molybdenum concentrate production.

In 2008, the Company and its wholly-owned subsidiary, Mercator Minerals (Barbados) Ltd. (“Mercator Barbados”), entered into an agreement (the “Silver Purchase Agreement”) with

Silver Wheaton (Caymans) Ltd., a wholly-owned subsidiary of Silver Wheaton Corp. (together with Silver Wheaton (Caymans) Ltd., ("Silver Wheaton"), for the sale of the life-of-mine silver production from the Mineral Park Mine.  Under the Silver Purchase Agreement, Silver Wheaton made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton will then also pay Mercator Barbados in cash the lesser of the silver spot price or $3.90 per ounce of silver (escalated by 1% per annum starting in the fourth year of silver production).

Mercator agreed to guarantee the repayment obligations of Mercator Barbados under the agreement, subordinate to the repayment rights of Mercator's noteholders and future project indebtedness for the Mineral Park Mine.  In addition, the obligations of Mercator Barbados to Silver Wheaton are secured by the pledge of a charge on the silver produced from the Mineral Park Mine.

Throughout 2008, the Company continued with and completed the construction of the first stage of the Phase 4 expansion plans at the Mineral Park Mine and commenced commissioning the 25,000 TPD Stage 1.

During 2009, the Company continued with the commissioning and circuit optimization of the 25,000 TPD Stage 1 of the Phase 4 expansion at Mineral Park.  In January 2009, the Company made the first shipment of copper concentrate shipments from the Mineral Park Mine.

In April 2009, the Company achieved commercial production and made the first shipment of silver to an affiliate of Silver Wheaton under the Silver Purchase Agreement.

Modifications to the milling circuit throughout start-up year 2009 include changing out an underperforming SAG Mill motor and a well field pump motor, rougher down draft tube extensions, redesigned Quinn moly cells, conditioning tank re-plumbing, reduced SAG mill discharge grate opening size, modified dart boxes on copper-moly feed cleaner cells, replaced tails thickener drive mechanism, recycle moly thickener into copper-moly thickener, added nitrogen system to moly rougher circuit, constructed dry NaSH mixing system, added four molybdenum column cells, and added three copper column cells.  The Company also took delivery of a new Cat 992 front end loader and a new 100 ton Terex haul truck for purposes of the Stage 1.5 expansion.

In December 2009, two separate outside consultants were hired to evaluate improving molybdenum recovery in the copper - molybdenum rougher flotation cells.  Their recommendations included installing a lime trim system for fine tuning the lime addition, modifying locations of collector additions, adding collector day tanks, flow control valves, flow meters and PLC automation, all of these having been modified at this time.  Additionally, they recommended additional residence time be added in the rougher circuit.  Lab and plant testing residence time have shown significant additional recovery will be obtained by adding additional rougher flotation cells.  Six additional rougher tanks were ordered with installation being completed in the third quarter of 2010.

For start-up year 2009, mill availability averaged 88.7%  Mill tonnage throughput averaged 20,057 tpd versus 25,000 tpd design, however the last half of the year averaged 22,124 tpd, with the last quarter averaging 23,235 tpd and December averaging 25,963 tpd.  The main reason for achieving less than design throughput included the underperforming SAG mill motor, sometimes being water limited as the tailings area dryness soaked up much of the recycle water until the entire area had been wetted, and being amperage limited in the SAG mill when running some harder ore types.  The underperforming SAG mill motor has been changed and is operating as designed, being water limited has been solved with an additional well being placed online, and being amperage limited is attenuated with blending harder with softer ores.

Copper flotation recovery for 2009 averaged 73% (or 91% of design recovery) while molybdenum flotation recovery averaged 48.5% or (65% of its design recovery).  As disclosed above, the testwork indicates to achieve full design recoveries additional residence time is needed which will require additional rougher tanks and cleaner flotation cells.

Initiation of Stage 1.5 expansion (mill production capacity increasing to 30,000 to 35,000 tons per day) commenced in October 2009. The expansion efforts for Stage 1.5 consisted mainly of the commissioning of the second SAG mill, the second tailing thickener and accompanying pressure reducing station line, the 3.2 million gallon process water storage tank and installing approximately 12 miles of 26 inch water line and an additional water well to upgrade the water system.  At the end of 2009, the second SAG mill, second tailings thickener and water system was 95%, 95%, and 65% complete, respectively.

Following Stage 1.5, to initiate the full Stage 2 of Phase 4 required determining the preferred alternative to supply the needed power.  As disclosed below, in August 2010, the Company purchased a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine will supply power for Stage 2 expansion at Mineral Park and has a design capacity of 35 MW against the overall requirements of the Stage 2 expansion at 50,000 tons per day of 57 MW.  The work to be performed to complete Stage 2 expansion includes the installation of the gas turbuine, the power line, the second crusher/stacker installation, install the final two ball mills, cyclones, rougher and cleaner tanks, tailings line from the mill to the tailings thickener, and complete the water system which includes approximately 5 more miles of 26 inch pipeline installation and 3 more miles of pipeline for tying in the final four wells, installing pumps and power line to each well.  This work is ongoing and is expected to be complete in the first half of 2011.

In January 2009, Mercator sold 33,349,425 units to a syndicate of underwriters, of which 4,349,925 units were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$23.3 million. Net proceeds from this transaction were CDN$21.9 million. Each unit was comprised of one common share and one-half of one common share purchase warrant of Mercator, each whole such warrant entitling the holder to purchase one additional common share at a price of CDN$1.00 per share for a period of four years after closing. Mercator used the net proceeds for continued development and expansion of Mineral Park (in particular, the commissioning of the first stage of the expansion of the milling operations at Mineral Park).

In March 2009, Mercator changed out an underperforming SAG mill motor at Mineral Park and, as a consequence, the mill exceeded design throughput capacity. Additionally, in March 2009, Mercator commenced shipping molybdenum concentrates from its Mineral Park mill and, in

April 2009, Mercator achieved commercial production. In April 2009, Mercator made the first shipment of silver to an affiliate of Silver Wheaton under the Silver Purchase Agreement.

In May 2009, Mercator sold 35,000,000 common shares to a syndicate of underwriters, of which 4,565,217 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$40.3 million. Net proceeds from this transaction before expenses were CDN$37.6 million. Mercator used the net proceeds as follows:

●	Approximately CDN$8.6 million were applied to pay the June 30, 2009 interest payment on the Mercator Notes;

●	Approximately CDN$10.0 million were applied for discharge of accounts payable; and

●	the balance was applied for ongoing operating and general working capital requirements.

In September 2009, Mercator sold 30,961,538 common shares to a syndicate of underwriters, of which 4,038,461 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$80.5 million before expenses. Jennings Capital Inc. and Scotia Capital Inc., lead underwriter and co-lead of the underwriters respectively, were granted the right to participate as agents or underwriters in respect of any offering of equity securities, or securities convertible into equity securities, or of any issuance of public debt of Mercator for a period of 12 months from the closing of the offering.  Mercator used the net proceeds as follows:

●	Approximately CDN$50 million were applied the Stage 2 of the Phase 4 expansion at Mineral Park; and;

●	the balance was applied for ongoing operating and general working capital requirements.

On December 21, 2009, Mercator completed a business combination with Stingray Copper Inc. ("Former Stingray"), a company formerly listed on the Toronto Stock Exchange, by way of plan of arrangement (the "Arrangement") under the Canada Business Corporations Act.  Under the Arrangement, among other things, Former Stingray amalgamated with a subsidiary of Mercator (which subsidiary was formed for the purposes of the Arrangement) to form a corporation under the name "Stingray Copper Inc." ("Stingray") and each common share of Former Stingray was exchanged for 0.25 of one common share of Mercator and options exercisable to purchase Former Stingray common shares were exchanged for options exercisable to purchase Mercator common shares on the same exchange ratio.

Upon completion of the Arrangement, Stingray became a wholly-owned subsidiary of Mercator.

Subsequent to December 31, 2009, the Company determined that it did not meet the EBITDA threshold under the Note Indenture for the quarter ended December 31, 2009, and reclassified

$30 million of the Notes as a current liability as at December 31, 2009, representing the pre-payment obligation to the noteholders due in respect of that quarter.

In February 2010, the Company commenced the commissioning of the Stage 1.5 expansion increasing mill production capacity to 30,000 to 35,000 tons per day, and executed an off take agreement with Trafigura AG (“Trafigura”) for 50,000 tons of concentrate for delivery in 2010 at domestic smelters within the United States.

On March 31, 2010, the Company announced that it had received and accepted commitments from a syndicate of international banks, for credit facilities aggregating $130 million (the “Credit Facilities”), the proceeds of which, were used to redeem the Company’s outstanding Notes in May.

The Credit Facilities are comprised of a $100 million term loan with a one year grace and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion.

The Company closed on the Credit Facilities in April 2010, and issued notice of redemption of the Notes effective May 6, 2010.  The Credit Facilities are secured by the assets of Mineral Park Inc. and a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd.  The Credit Facilities cut interest rates by more than half, from 11.5% to 4.83%, representing a savings of approximately $700,000 per month. The interest rate reduction in 2010 represented a potential savings of $0.42 per pound of copper sold forward. While management believes the medium and long term fundamentals of copper are very good, the Company has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park and its El Pilar project in Mexico.  In May 2010, a total of 145 million lbs of copper were sold forward over a six year term at an average net price to the Company of $3.01 per lb, net of all costs. The forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as announced on March 31, 2010 and only 48% of the planned production during the term of the loan. None of the Company’s molybdenum production has been forward sold.

In August 2010, the Company, through its indirectly wholly owned subsidiary, Bluefish Energy Corporation (“Bluefish”), entered into an agreement to purchase a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine will supply power for Stage 2 expansion at Mineral Park and has a design capacity of 35 MW against the overall requirements of the Stage 2 expansion at 50,000 tons per day of 57 MW. Mineral Park currently purchases approximately 25 MW from the grid. The turbine is expected to be fully operational late in the second quarter of 2011.  Concurrent with Bluefish securing the financing for the purchase of the gas turbine, Mineral Park has entered into a long term off-take contract with Trafigura for annual volumes of 70,000 dry metric tons of copper concentrate over a term of 7 years.  It is expected that delivery conditions will provide material savings on freight, smelting and refining costs when sold to domestic outlets.

Throughout 2010, the Company continued to improve operating efficiencies at Mineral Park.  During the first half of the year, Mineral Park personnel determined, through extensive testing in the lab and utilizing industry recognized consultants, that underperforming recoveries were the result of not having enough retention time in the rougher flotation tanks and not enough horse power in the motors driving the agitators in the rougher flotation tanks. During the first third of 2010, the mill tested the lab work by adding horsepower to two of the rougher motors and setting up a bank of molybdenum rougher flotation cells to add retention time to the rougher tails.  Both tests ran continuously, with positive results. The additional horse power appeared to have the desired effect, increasing copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum in the fourth quarter of 2009.  Approximately 30% more horse power has been added to the last two roughers.  Test work indicated that doubling the retention time, along with the increase in horse power, will permit the Company to achieve the design recoveries of 80% for copper and 75% for molybdenum. Additional flotation rougher tanks were already on order as part of the Phase 2 mill expansion and were delivered to the mine during May 2010, with full installation completed by the end of the third quarter of 2010. The installation of these tanks, plus one additional tank doubled retention time at the 30,000 ton per day throughput rate.  Additional tanks have been ordered for the Phase 2 and are scheduled for delivery and installation during the first half of 2011 to ensure this extended retention time is maintained as production ramps up to the Phase 2 throughput of 50,000 tons per day.

In October 2010, the rougher cell expansion was completed and as a result, copper recoveries increased to 78.9% (versus target of 80%) and molybdenum recoveries increased to 72.1% (versus target of 75%).

For 2010, mill availability averaged 94.9%.  Mill tonnage throughput averaged 26,299 tpd for 2010 compared to 20,057 tpd for 2009, with the last half of the year averaging 28,397 tpd, with the last quarter averaging 29,374 tpd and December 2010 averaging 29,298 tpd.

Copper flotation recovery for the entire year averaged 71.3% or 89.1% of design recovery (as compared to 73% or 91% during 2009) with the last quarter averaging 77.9% or 97.4% of design recovery and December 2010 averaging 78.1% or 97.6% of design recovery, while molybdenum flotation recovery for the entire year averaged 57.2% or 76.3% of its design recovery, a marked improvement over 2009 when it averaged 48.5% or 65% of its design recovery, with the last quarter averaging 69.8% or 93.1% of design recovery and December 2010 averaging 71.2% or 94.9% of design recovery.

Copper production at Mineral Park was sustained at 2,640,010 pounds of copper for the month of December (including 213,516 pounds from cathode).  Mercator ended the quarter with total production of 7,924,418 pounds of copper (including 686,856 pounds from cathode), resulting in a total of 32,171,709 pounds of copper (including 3,153,867 pounds from cathode) produced during the year.  Mineral Park produced a record 541,563 pounds of molybdenum in the month of December 2010 with a total of 1,527,995 pounds of molybdenum in the fourth quarter of 2010, resulting in total production in 2010 of 4,349,937 pounds of molybdenum for the year.

Silver production at Mineral Park was 52,716 ounces for the month of December 2010, resulting in fourth quarter 2010 production of 148,463 ounces and annual production of 465,736 ounces for 2010.

On February 9, 2011, the Company’s Board of Directors adopted a shareholder rights plan (“Rights Plan”).  The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.   The Rights Plan is subject must be presented and approved by the shareholders of the Company within six months of its adoption by the Board of Directors.

As at the beginning of March 2011, the estimated capital required to complete the construction of Stage 2 of the Phase 4 expansion at Mineral Park and the construction and assembly of the gas turbine is approximately $27 million.

ITEM 3:        NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a diversified natural resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. and Sonora, Mexico.  The Company’s principal asset is the 100% owned (subject to the NPI described below) Mineral Park Mine, a producing copper mine acquired from Equatorial Mining North America, Inc. (“EMNA”) and located near Kingman, Arizona. The primary focus of the Company is the expansion of copper production and molybdenum concentrate production at the Mineral Park Mine to generate cash flow to fund the Company’s business plans, and the development of the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico.  Mercator’s activities have been financed prior to the date of this Annual Information Form primarily through the sale and issuance of shares and other securities by way of equity financings and commercial financing arrangements, and recently, from increased production from the Mineral Park Mine.

Mercator has prepared the Technical Information in this AIF based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under the Mercator or the Stingray Copper Inc. company profile (as described above under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com.  Some of the information contained in this AIF has been updated for events occurring subsequent to the date of the technical reports.  Specifically, the December 2006 Report (as hereinafter defined) is updated by operational developments at the Mineral Park Mine, which is summarized above under the heading “General Development of the Business – Three Year History”.  Each Disclosure Document was prepared by or under the supervision of a Qualified Person as defined in NI 43-101.  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.  The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The following technical disclosure in respect of the Mineral Park Mine is summarized from the revised technical report dated December 29, 2006 entitled "Technical Report – Preliminary Feasibility Study on Phase I & Phase II Copper – Molly Milling Expansion, Mineral Park Mine,

Mohave County, Arizona" (the "December 2006 Report") by Eric Olson, MAUSIMM ("Olson"), the managing Director of Range Consulting Group, LLC ("RCG") and Joseph M. Keane, PE ("Keane").  At the date of the December 2006 Report, both Olson and Keane are independent qualified persons within the meaning of NI 43-101.  Keane ceased to be an independent qualified person within the meaning of NI 43-101 when he became a director of the Company on the acquisition of Stingray.  A copy of the December 2006 Report is available under Mercator's profile on SEDAR at www.sedar.com.

The Mineral Park Mine

Acquisition Terms

Pursuant to an amended and restated agreement made and dated as at February 18, 2003 as amended by amendment agreements dated effective March 31, 2003, May 9, 2003 and May 30, 2003 (as amended, the "Acquisition Agreement") among EMNA, owner of 100% of the issued and outstanding shares of Equatorial Mineral Park, Inc. (presently named Mineral Park, Inc. "Mineral Park"), (being the then owner of the Mineral Park Mine) and the Company, the Company agreed to acquire from EMNA all of the issued and outstanding shares of Mineral Park, a Delaware Corporation, which held a 100% interest in the Mineral Park Mine located in Mohave County, Arizona (the "Acquisition") for 4,612,175 shares of the Company valued at CDN$0.15 and subject to a timed release escrow (which escrow has expired).

On June 24, 2003, the Company completed the Acquisition. The Mineral Park Mine was described as comprising approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land.  The fee land acreage figure inadvertently included 640 acres of fee land located 10 miles south and not associated with the mine site that had been divested by the previous owner's in October 2000. Since 2003, there have also been certain unpatented claims which have been located, re-located and amended.  The acreage of the Mineral Park Mine has been reviewed and re-calculated based upon current maps and ownership information to presently include approximately 5,837 acres, of which 1,261 acres are patented mining claims, 3,656 acres are unpatented mining claims and 920 acres are fee land.

Under the Acquisition Agreement EMNA transferred to the Company the Mineral Park shares together with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $833,000 then held in trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general working capital, for a total of $2,753,000. The $2,753,000 will be reimbursed by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine of 5% per quarter on cumulative gross revenues less cumulative cash operating expenses, as defined in the NPI agreement. The NPI is capped at $2,753,000 and is payable quarterly, based on fiscal quarters, within 45 days after the end of the fiscal quarter. The payments under the NPI do not commence until the gross proceeds as calculated under the NPI agreement, calculated from the date of acquisition, first exceeds the cumulative total of all costs as defined in the NPI agreement.  The NPI is accounted for as contingent consideration as at the acquisition date.   Contingent consideration in excess of the amount recognized will be recognized in future periods as a mineral property cost when the contingency is resolved and the consideration is issued or becomes issuable.  As at December 31, 2010, $1,457,332  (2009 - $1,457,332) of the $2,753,000 contingent consideration has been paid to EMNA and an additional  $292,609 (2009 - $Nil) has been accrued. Of these amounts paid and accrued to December 31, 2010, $1,181,789 (2009- $889,180) has been recognized as a mineral property cost reducing the previously accrued NPI liability.  Additional payments may be required to be made on the NPI during fiscal 2011 if cumulative revenue less cumulative cash operating expenses results in positive cash flow.

Operations

Following the completion of the acquisition of the Mineral Park Mine, the Company assumed the operation of the Mineral Park Mine and immediately initiated plans to improve plant performance, enhance overall productivity, and increase copper production from the property. Since acquiring ownership, the Company expanded the SX-EW plant, completed construction and commenced operation of the Stage 1.5 mill expansion and restarted mining operations to deliver new ore to the leach pad and the mill facility.

Mining operations started May 2004 with the services of a mining contractor at a rate of 18,000 tons of ore and waste per day, on a four day per week one shift per day operation.  In July 2005, the Company took over mining operations from the mining contractor in order to expand and improve operations.  The mine presently operates two 12 hour shifts per day, seven days per week and has a daily capacity of 60,000 tons per day of ore and waste.   During 2010, the Company sold 33.6 million pounds of copper (28.6 million pounds of copper in concentrates; 5.0 million pounds of cathode copper) (2009 – 28.5 million pounds comprised of 24.1 million pounds of copper in concentrates; 4.4 million pounds of cathode copper), 4.4 million pounds of moly in concentrates (2009 – 1.6 million pounds) and 0.388 million oz. of silver delivered to Silver Wheaton (2009 – 0.154 million ounces).  The estimated annual average production over the 25 year mine life, assuming the operation at the 50,000 ton per day design mill capacity, is approximately 43 million pounds of copper, 10 million pounds of molybdenum and 470,000 ounces of silver.

Previous owners of the property recorded a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of copper as cathode and nearly 50 million lbs of molybdenum concentrate.  Historical records indicate that silver was a substantial by-product with over 5.0 million ounces produced.

Property Description, Location and Access

The Mineral Park Mine properties form a contiguous block of ground following the general geological trend in the Wallapai mining district, Mohave County, Arizona. The Mineral Park Mine encompasses approximately 5,837 acres and is comprised of patented and unpatented mining and mill site claims and fee lands, collectively known as the “Mineral Park Mine”.   All of the current mineral resources and current mineral reserves lie within lands wholly owned by the Company, subject to the NPI described above.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada in Mohave County, Arizona. The mine is between 3600 and 4800 feet above msl, located at latitude of 35° 18’ North and a longitude of 114° 8’ West on the western flank of the Cerbat Mountains in the central part of the Wallapai mining district.  Location by township and range is the West half (W1/2) of Section 19, Township 23 North, Range 17 West of the Gila and Salt River Base and Meridian, Mohave County, Arizona on the Cerbat 7.5 minute quadrangle map.

All of the past and current mining operations are located on patented claims. The patented claims are surrounded by approximately 247 unpatented mining and mill site claims administered by the Bureau of Land Management.  Access to the property is via Highway 93, approximately 100 miles south of Las Vegas, Nevada. Rail service is available in Kingman, Arizona.   Electrical power is currently supplied to the mine by a 69 KVA line by a local utility company.   Company wells and a local utility company located in Golden Valley, Arizona provide process water.

The property consists of fee lands and patented claims surrounded by unpatented claims and is 100 percent owned by the Company and is subject to the NPI described above.

Environmental

The property is not subject to any known environmental liabilities nor other known mitigation measures other than those associated with the normal course of operations and the ensuing reclamation and closure.

A current list of active operational and environmental permits maintained at the site is provided in Table 1 below.

Table 1 List of Environmental and Operational Permits

AGENCY	ITEM	STATUS	TERM/ EXPIRATION
FEDERAL
BLM	Plan of Operations	Current	Life of Mine
BLM	Right of Way	Current	Life of Water Line
DOT	Hazardous Materials Transportation	Current	One Year
BATF	Explosives Permit	Current	One Year
EPA	RCRA Identification Number	Current	Life of Mine
EPA	Toxic Release Inventory Number	Current	Life of Mine
Army Corps of Engineers	404 Clean Water Permit	Current	Existing
STATE
ADEQ	Air Quality Operating Permit	Current	Five Years
ADEQ	Aquifer Protection Permit	Current	Life of Mine
State Mine Inspectors Office	Mined Land Reclamation Plan	Approved in August 1997	Must be implemented within 2 years after closure.
COUNTY
Mohave	Septic Permit	Current	Life of Mine
City of Kingman	Local Land Use Permits and Restrictions	Exempt	Life of Mine

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mineral Park Mine is between 3600 and 4800 feet above msl in the Cerbat Mountains, Mohave County, Arizona. The surrounding hills are covered by typical desert vegetation consisting of cactus, Mohave yucca, Joshua tree, ocotillo, juniper, pinion pine and beargrass.

The summers are hot and dry and the winters can be mild and rainy. The annual rainfall is 10.4 inches and the average temperature is 76.4°F. An average of 3.7 inches of snow falls each year. The climate is conducive to year round operations.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada. The mine is easily accessed by taking Highway 93 south from Las Vegas and then by turning east on Mineral Park Road for eight miles.  Mineral Park Road is paved and the county provides maintenance.

Kingman is 16 miles to the southwest and serves as the commercial center for north-western Arizona. Interstate 40 and the Santa Fe railroad both service Kingman. The village of Chloride, a historic mining community, is 5 miles to the northwest and consists mainly of small shops and a small residential community.

Power for the current operations at the Mineral Park Mine is provided by Unisource Energy Services.

Water for mining and milling operations is supplied from a combination of Company wells and a third-party water company.

Qualified personnel are available from the surrounding area in sufficient numbers to meet current requirements.

The present tailings impoundment facility is located to the southwest of the mine and will be expanded to provide tailings storage for the new milling operation. A geotechnical study has been completed to determine the potential expansion capacity and stability of the existing tailings impoundment.  The study has determined that the tailings profile will continue to be stable with an additional impoundment lift of 200 feet, which will provide adequate tailings storage for future mine expansion.

Mine overburden storage areas or waste dumps that exist at the mine will be expanded to provide additional waste rock storage for the mine expansion and are expected to be adequate for future mining activities.

Milling operations sites are available within the patented claims area and the most advantageous site has been determined.

The leaching of copper from dumps has continued to be an important part of the mine’s ore processing scheme. The existing leach dumps will be incorporated into any future phased pit designs.

History of Exploration and Development

Mining activity began at Mineral Park in approximately 1871 at the foot of Ithaca Peak. The town of Mineral Park was the largest settlement in Mohave County in 1872 and in that year a post office was established. In 1873, Mineral Park became the county seat. The town of Kingman, 16 miles to the southeast, was established in 1882 to service the railroad and by 1887 had replaced Mineral Park as the county seat. Mining activity continued sporadically through early 1900’s, with the post office closing in 1912.

The Duval Corporation (“Duval”) (formerly known as Duval Sulphur and Potash Company) began acquiring a land position around the Mineral Park Mine late in 1958. During the period 1959 through 1962 Duval completed a drilling program that outlined a copper, molybdenum ore body around Ithaca Peak. Modern mining activity began in 1963 when Duval began mining operations at the Mineral Park Mine. This consisted of an open pit mine and completion of a 12,000 ton per day flotation mill. Subsequent modifications and expansions increased capacity of the mill to 18,000 tons per day, which remained in operation until 1981.   Mining continued by Duval until 1981 when the mine was closed by Duval’s parent company, Pennzoil Company, due to low metal prices and the need for capital for a mine and mill expansion. Dump leaching began shortly afterward and except for a short curtailment in 1992 has continued to the present.

Dump leaching at the Mineral Park Mine was initiated in 1965 with the construction of a cement copper facility.  Production of cement copper continued on the property through the completion of an SX-EW facility in 1995.

The Duval operation continued to produce copper via a leach-iron precipitate plant, until the acquisition of the Mineral Park Mine by Cyprus Mining Company in 1986. Cyprus Mining Company continued the dump leaching operation as an iron precipitation process until converting to SX-EW in September 1994.  The original SX plant consisted of two stages of extraction and one stage of stripping.  The total flow of PLS was nominally 2,500 gallons per minute.  The EW circuit had a plating capacity for 11,000,000 pounds per year of cathode copper.

Copper production continued from the leaching of the dumps and from in-place leaching of areas of the pit that were drilled and blasted for leaching.  Leaching of the copper from dumps by Cyprus continued until closure of the cement copper plant in 1992.

Cyprus continued the leaching and precipitation copper operation at that time. An SX-EW plant was installed by Cyprus in 1995. Cyprus drilled and blasted material left in the walls of the pit and recovered the copper through in-situ leaching.

In 1997 EMNA acquired the property and continued SX-EW production of copper from the dumps and from the in-place leaching of the drilled and blasted areas of the pit.  EMNA added a third stage of extraction to SX and expanded the SX-EW facility to 6000 gallons per minute in 1998.  EMNA also added a crud removal system to SX, increased surge capacity, purchased new filters for electrolyte and added a new heat exchanger to EW, to increase the efficiency of the system.  A laboratory was also installed to provide for solution assays for metallurgical balances and quality control of the cathode produced at site.  The lab is also used for blast hole assaying for grade control in the pit.

Previous owners of the property recorded a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of cathode copper sheets, and nearly 50 million lbs of molybdenum concentrate and approximately 5.0 million ounces of silver, with the majority of the production coming from Duval’s flotation milling process during 1965 through 1980.

The concentrates produced at the property by Duval were of acceptable commercial quality and contained no deleterious elements.

The Company acquired the Mineral Park Mine from EMNA in June 2003.  The Company re-initiated open pit mining operations in May 2004 and has improved the efficiencies of the SX-EW plant.  In the first quarter of fiscal 2006, the Company further increased capacity of the SX-EW plant to 15,000,000 pounds of copper per year with the installation of an additional rectifier.  Mining operations averaged 18,000 tons per day of ore and waste on a four-day per week one shift per day mining schedule by a mining contractor.   In July of 2005, the Company took over mining operations from the mining contractor.   The mine currently operates seven-days per week with two-twelve hour shifts per day.  Total production from the mine is currently 54,000 tons per day of ore and waste combined.  In 2007, upon successful completion of the debt and equity financing undertaken by the Company, Mercator commenced the construction of the 50,000 ton per day concentrator mill facility, which was to be built in two stages.  In 2008, the Company completed construction of Stage 1 of the Phase 4 mill program, completing the commissioning process during the first quarter of 2009, and achieved commercial production during the second quarter of 2009.  Stage 1.5 expansion (Stage 1 being 25,000 tpd mill capacity and Stage 2 being 50,000 tpd) was initiated in October 2009 to bring milling capacity into the 30,000 to 35,000 tpd range with estimated completion in Q1 2010.

Geological Setting – Regional, Local and Property Geology

The Mineral Park Mine occurs in the central part of the Wallapai mining district in the Cerbat Mountains of north-western Arizona. The Cerbat Mountains are composed of deformed Precambrian metamorphic and igneous rocks that are intruded by Laramide quartz monzonite porphyry stocks and rhyolite dykes.   The rocks of the Cerbat Complex are represented by an older metamorphic group, the amphibolite a body of gneiss, and younger intrusive rocks.

The oldest exposed rocks in the mine area are Precambrian in age and consist of a sequence of quartz-feldspar gneiss, biotite schist, amphibolite and quartzite.  The quartz-feldspar gneiss is resistant to erosion and formed the higher peaks of Turquoise Mountain and Gross Peak.

Amphibolite schists occur throughout the historical mining area and are often more abundant than the quartz-feldspar gneiss.  The amphibolite schists are poorly to well foliated and are characterized by presence of hornblende.  These rocks are dark colored, fine to medium grained, xenoblastic rocks.  Historically, ore in this rock type exhibited lower recoverability in the mill.

Biotite schists are minor in volume and variable in composition.  They are fine grained, strongly foliated, and contain biotite as a major constituent (40 to 56%).  Quartz varies from 10 to 30% by volume and plagioclase varies from 0 to 50 percent.  Biotite schist is most abundant just north of the Ithaca peak stock, but may be present locally throughout the deposit.

Local geology is dominated by the presence of the Ithaca Peak stock. The stock is composed of quartz monzonite and has intruded the local Precambrian rocks. Distinguishing characteristics are concentric zoning of igneous rock types that range from biotite quartz monzonite porphyry at the contact to quartz monzonite in the center.

The Mineral Park Mine is a hypogene porphyry deposit with copper, molybdenum and silver values and a supergene enriched copper zone.  Current reserves and operations are restricted to the supergene mineralization that is amenable to leaching.

Mineralization

The main minerals of economic interest at Mineral Park consist of molybdenite, chalcocite, turquoise and chalcopyrite. The upper sections of the mineralization have experienced supergene enrichment and alteration and are similar to other copper porphyry deposits in Arizona forming a supergene zone. The distribution of the mineralization at Mineral Park is roughly north-easterly with an elliptical shape. The depth of molybdenum mineralization is known to a depth of 5000 feet and continues to an unknown depth.  Hole 807 was drilled to a depth of 5000 ft with molybdenum mineralization throughout its entire length and bottoming in mineralization as well. The copper mineralization decreases with depth and tends to bottom out around 1050 msl in drill hole 494.  The core of the main intrusive is characterized by lower grades of both copper and molybdenum and is typical of many porphyry copper deposits. It is also noted that an area of higher-grade molybdenum exists within what is known as the Gross stock, and is presently underneath the site of the present heap/dump leaching area. The molybdenum mineralization is almost totally restricted to quartz veins; whereas the higher-grade copper mineralization occurs in the mafic rocks rather than in the felsic rocks. A major fault bounds the deposit on the western edge.

Exploration

Duval first explored the area in modern times in the fall of 1958. Diamond drilling began in the summer of 1959 and continued through 1962. This drilling outlined what was known as the Ithaca Peak ore body. The first ore was shipped to the mill in 1964.  Ongoing exploration and development programs have been conducted. The most recent programs have been undertaken by the Company.  The Company has drilled a total of 43 development holes primarily within the Turquoise Mountain area to fill in the mineralization already discovered by previous owners. Most of these holes were angle holes drilled to test the structural controls within the copper mineralization. These newer holes are characterized by intervals of copper and molybdenum mineralization that intersected local zones of supergene copper enrichment.

There is potential to expand the resource at depth and laterally in the lower areas of the resource.  During 2008, the Company staked an additional 15 unpatented mining claims approximately one mile to the north of the Mineral Park property.  These claims cover an area of near-surface copper mineralization previously identified in historic drilling by Duval Mining Corporation.  The Duval drilling identified supergene copper mineralization in this area grading about 0.21% Cu.

Additional work by Mineral Park is planned in this area to better identify the extent, grade and potential mineability of this mineralization.

Drilling

Exploration and development drilling by Duval was primarily done with a combination of churn drills, reverse circulation and diamond core holes.  Drilling by subsequent owners has been completed using reverse circulation.

To date, reverse circulation and diamond drilling has comprised the majority of the exploration/development drilling.

Since acquiring the property in 2003, the Company has instituted a development drilling program and drilled a total of 43 reverse circulation holes, bringing the total number of exploration and development holes drilled in the resource model to 1073.

The sample interval down hole on reverse circulation drilling by Duval was predominately 35 feet, representing the bench height of mining operations.

Sampling and Analytical Procedures

Sampling methods at the Mineral Park Mine consist mainly of reverse circulation and core drilling of NX (2.125” diameter) size.  The diamond core samples were split, crushed, quartered and composited into either 5 or 10-foot lengths for assay.

Most holes over 200 feet in depth were drilled by diamond coring. Either reverse circulation or churn drilling was used for shallow holes up to 200 foot in depth. The deposit was drilled on an average spacing of 200 x 200 feet, with closer spacing in the supergene zone, which was drilled on an average of 140-foot centers. Core recovery averaged 85 to nearly 100 percent.

No down hole surveys were completed, as most of the drilling is vertical.

During the drilling campaign of 2004, the Company used Copper State Analytical Laboratory (CSAL) in Tucson, Arizona. No sampling problems or analytical issues were reported. Check samples were completed by ALS Chemex located in Sparks, Nevada. During 2005 the Company assayed the samples onsite and used an outside laboratory for checks.  No sampling problems or analytical issues were reported.

Samples were collected at the drill via a cyclone. This sample was then field split down to approximately 12 lbs in size and transported to the analytical facility at the mine. The samples were then again split down to 1 to 2 lbs in size with a Jones splitter and were crushed, pulverized, packaged and sent by courier to an independent analytical laboratory for assay.

The Company used a sampling interval of 10 feet. Past operators used a variety of interval lengths ranging from 5 to 35 feet.   Current mining operations utilize blast hole samples on a 16 by 20-foot nominal spacing and a 25-foot bench height.

The 2005 drilling program included in-fill and definition drilling for pushback and deepening phases of present mining of Turquoise Mountain area.   The Company drilled a total of eleven holes in 2005.  The holes were predominantly drilled at an inclination of -60 degrees.  An independent project geologist supervised the 2005-drilling program.

All holes returned typical grades for the deposit that generally exhibits higher copper grades within the upper supergene blanket and molybdenum values.

The Company is in possession of nearly all of the exploration and operating records belonging to Duval and Cyprus.  Included in this property database are: (a) Original geology logs for the exploration program; (b) Original assay certificates for the exploration and development drilling program by both Cyprus and Duval; (c) Original field survey notes and data with respect to the development and exploration holes;  (d) Original mine engineering maps and mine plans; (e) Original mill and infrastructure drawings, including “as built”;  (f) Original land status information, including surveys; and (g) Daily operating reports from both the mill and mine.

Security of Samples

All assays done by Duval were done in Duval’s laboratory onsite.  An outside lab performed assays for Cyprus.

In 2004 and 2005, the Company retained the services of an independent professional geologist to supervise the drilling program, log the samples, and to ensure overall integrity of the drilling and sampling program.

The Company maintains a sample preparation facility at the property.  Sample preparation at the analytical facility comprises splitting, crushing, pulverizing and re-splitting to a size of approximately 150 grams.  Sample preparation from the development programs in 2004 and 2005 was conducted under the supervision of the independent professional geologist retained by the Company, who supervised the drilling programs.

Analysis is conducted using wet chemical methods, which include atomic absorption spectra-photometric techniques.

A qualified metallurgist supervises all laboratory operations on the property. Data from the assay determinations is hand entered into the computer and checked for errors.

Samples collected during the Company’s development programs were subject to a random second split and a second assay was completed at the same laboratory as the original determination. This was done as a check on the assay and sampling procedures for conditional bias and as a check on the variation and repeatability of the assays. In addition, a visual estimate of the copper mineralization is conducted as a control on the assays. A second assay determination is conducted if the visual estimate and the first assay do not reasonably compare.

Mining, Leaching and Milling

The Mineral Park Mine is a typical open pit operation that utilizes drilling, blasting, shovel loading and large-scale truck hauling to excavate rock.

The dump leaching operation consists of several low-grade dumps that have been under leach for many years.  Process leach solution from the dump leaching is collected in various sumps situated at strategic locations throughout the mine area.

In 2008, ROM leaching was the primary source of copper production on the property.

The solutions from the dump leach and ROM are processed through a conventional SX-EW plant.

Broken rock is loaded with a 22-yard shovel into 100-ton haul trucks. Depending on the grade control results, mined material is delivered to either the leach dump, the mill or to the waste rock dumps.

In 2009, the Company completed commissioning of Stage 1 of the Phase 4 mill program during the first quarter of 2009, and achieved commercial production during the second quarter of 2009.   During 2010, the Company completed the Stage 1.5 expansion at Mineral Park, and increased operating efficiencies with the installation and operation of the second SAG Mill and the additional rougher flotation, increasing copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum in the fourth quarter of 2009.

For 2010, mill availability averaged 94.9%.  Mill tonnage throughput averaged 26,299 tpd for 2010 compared to 20,057 tpd for 2009, with the last half of the year averaging 28,397 tpd, with the last quarter averaging 29,374 tpd and December 2010 averaging 29,298 tpd.

In 2009 and 2010, the milling operation was the primary source of copper production and the sole source of moly and silver production on the property.

Mining

Mining is being conducted using two 22-yard shovels and up to 11, 100-ton haul trucks with related support equipment.  Benches are be drilled on a 16 by 16 drill pattern.  All blast holes will be sampled and assayed for metals.  The holes are loaded and shot with a combination of ANFO and emulsion.  Benches are 25 feet in height and the blast hole drilling is conducted to a depth of 28 feet to include sub-drill.  Assay analyses will provide grade control for mill and leach material.  Haul distances are shortened both by the use of in-pit crushers and by the mill location within the un-mined central pit area.  Low grade supergene materials are sent to existing leach areas for processing and higher grade materials will be sent to the flotation mill.  Suppliers for consumables and maintenance items have already been established due to the current mining activity.

Products include copper and silver from copper concentrates for offsite smelter processing for sale FOB Arizona and Guaymas, Mexico, moly concentrates and cathode copper for shipment and sale FOB the mine site.

Processing & Metallurgy

The concentrator at the Mineral Park Mine is a conventional SAG/ballmill grinding circuit fed by an in-pit primary crusher.  Finely ground ore is processed in rougher and cleaner flotation circuits to produce a bulk Cu-Mo concentrate.  This product is split in the molybdenum circuit to generate the copper concentrate which is filtered and shipped off site for further treatment by others.  The molybdenum carrying portion of the split products is multiple-stage cleaned to a final saleable molybdenum product which is filtered, dried and shipped offsite for treatment by others.

The mill was started the last week in November 2008 at a completion point of 85% and commissioning progressed well through 2008 and 2009 as copper circuits were producing filtered copper product at the 2008 year end.  The Company commenced production and shipping of copper and molybdenum in concentrates commencing in the first quarter of 2009.

For 2009, mill tonnage throughput averaged 20,057 tpd versus 25,000 tpd design, however the last half of the year averaged 22,124 tpd, with the last quarter averaging 23,235 tpd and December averaging 25,963 tpd.  Mill availability averaged 88.7%.  Copper flotation recovery for the entire year averaged 73% or 91% of design recovery while moly flotation recovery averaged 48.5% or 65% of its design recovery.  In December 2009, two separate outside consultants were hired to evaluate the loss of moly recovery in the copper - molybdenum rougher flotation cells.  Their recommendations included installing a lime trim system for fine tuning the lime addition, modifying locations of collector additions, adding collector day tanks, flow control valves, flow meters and PLC automation.  Additionally, they recommended additional residence time be added in the rougher circuit.  The areas of concern, besides residence time, have been addressed.  The Company lab and plant tested the residence time issue, with the results of both sets of testing showing significant additional recovery would be obtained by adding additional rougher flotation cells.  As disclosed above, installation of the additional rougher flotation cells was completed and was operational in the third quarter of 2010.

For 2010, mill tonnage throughput averaged 26,299 tpd versus 25,000 tpd design, however the last half of the year averaged 28,397 tpd, with the last quarter averaging 29,374 tpd.  Mill availability averaged 94.9%.  Copper flotation recovery for the entire year averaged 71.3% or 89.1% of design recovery improving to 77.9% or 97.4% of design recovery during the fourth quarter of 2010 while moly flotation recovery averaged 57.2% or 76.3% of its design recovery, improving to 69.8% or 93.1% of design recovery during the fourth quarter of 2010, and December 2010 averaging 71.2% or 94.9% of design recovery.

Environmental & Permitting

The Mineral Park Mine is an operating mine with all of the required federal, state and local environmental permits in place.  The mine continues to be operated in an environmentally sound manner and continues to have good working relations with federal, state and local agencies.

The Phase 4 expansion includes deposition of tailings on the existing tailings impoundment and waste rock on the existing waste rock stockpiles.  An amendment to the existing Aquifer Protection Permit has been approved by and received from Arizona Department of Environmental Quality (“ADEQ”).  This amendment authorizes the Company to place additional tailings and waste rock on the existing facilities.  Similarly, the ADEQ has completed its review of amendments to the existing Air Quality Operating Permit and has approved the amended permit. In 2009, the Mineral Park Mine was issued a Notice of Violation (“NOV”) by the ADEQ for commencing the milling operation prior to being issued the final Air Quality permit amendment for the mill expansion.  The present financial penalty settlement offer from ADEQ is 1.9 million dollars and MPI’s legal counsel is in the process of negotiating a reduction in the settlement amount.  Final resolution by ADEQ is expected in the first half of 2011.

Prior to the commencing the Phase 4 expansion, the Company was informed by the Federal Bureau of Land Management that its existing Plan of Operations was adequate for the anticipated expansion and that an amendment would not be required.

Additional power requirements for Phase II mill expansion will be provided by on-site power generation.  A natural gas turbine powered generator will be installed at the mine, which will provide the additional 36 megawatts of electrical power required for all of Phase II expansion.

The Air Quality permit for the natural gas turbine generator was issued by the ADEQ on March 29 2011.

Markets

The copper concentrate produced at Mineral Park is sold to domestic and offshore smelters through brokers, where it is converted to metallic copper and the by-product silver is recovered.  Concentrates are trucked directly to smelters within the United States and to the port of Guaymas, Mexico where they are accumulated for shipment to overseas smelters.  Concentrates shipped to the Port of Guaymas are assembled in lots of 5,000 wmt in Guaymas to await bulk carrier transport.  Current off-take agreements with metal brokers include 20,000 wmt per annum in years 2010-2012 with MRI and a 50,000 dmt contract which completed in 2010 with Trafigura.  Trafigura has 70,000 dmt scheduled for the next 7 years as well as separate 20,000 dmt contracts to finish in 2011and 2012.

Copper concentrate sales contracts are toll in nature with Mineral Park receiving provisional payment for 90% of values contained, pending final settlement.

The molybdenum concentrate produced at Mineral Park is sold to a broker who adjusts pricing for treatment charges and pays Mineral Park directly.  Concentrates, at 50% moly, are bagged in 4000 lb super sacks for shipment via truck to a roaster south of Tucson, Arizona.

Copper cathode production, consisting of 99.99% pure copper sheets, is baled and shipped to the destination designated by Mineral Park’s cathode metals broker.

The resource extraction business has historically been cyclical. The prices received for copper, molybdenum and silver have been volatile. The mining business operates in a worldwide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Production in 2010

The following is a summary of the operating statistics at the Mineral Park Mine for the year ended December 31, 2009 and 2010:

Mineral Park Production 2010
	2010	2009
Ore mined (ktons)	13,916	9,209
Waste mined (ktons)	8,130	5,714
Total (ktons)	22,046	14,923
Stripping Ratio (W:O)	0.58	0.62
Average Copper grade (%)	0.18	0.21
Average Molybdenum grade (%)	0.035	0.023
Copper Production (cathode) (1,000 lbs)	3,153.9	4,402
Copper Production (in concentrates) (1,000 lbs)	29,017.8	25,186
Moly Production (in concentrates) (1,000 lbs)	4,349.9	1,727
Silver Production (in concentrates) (1,000 ozs)	465.7	189

During 2010, the Company estimates that it metallurgically produced 32.171 million pound of copper, 4.349 million pounds of moly and 0.465 million ounces of silver.  Production for metallurgically produced copper by quarter in 2010 was (Q1) 6.2 million pounds, (Q2) 9.0 million pounds, (Q3) 9.0 million pounds, and (Q4) 7.9 million pounds million pounds.

Production for metallurgically produced molybdenum by quarter in 2010 was (Q1) 0.6 million pounds, (Q2) 0.9 million pounds, (Q3) 1.2 million pounds, and (Q4) 1.5 million pounds million pounds.

2011 production is forecast at approximately 44.9 million pounds of payable copper (42.4 in concentrate and 2.5 million in cathode), 6.1 million pounds of molybdenum, and 309,000 ounces of silver.  Production for payable copper by quarter in 2011 is forecast at (Q1) 8.8 million pounds, (Q2) 9.5 million pounds, (Q3) 14.1 million pounds, and (Q4) 12.5 million pounds.   2011 forecast production for molybdenum by quarter for 2011 is (Q1) 0.9 million pounds, (Q2) 1.0 million pounds, (Q3) 1.8 million pounds, and (Q4) 2.4 million pounds million pounds.

2011 production is forecast at approximately 47.9 million pounds of metallurgically produced copper (45.3 in concentrate and 2.5 million in cathode), 6.1 million pounds of molybdenum, and

309,000 ounces of silver.  Production for metallurgically produced copper by quarter in 2011 is forecast at (Q1) 9.3 million pounds, (Q2) 10.2 million pounds, (Q3) 15.1 million pounds, and (Q4) 13.3 million pounds.

Mineral Resource and Mineral Reserve Estimates

In August 2006, the Company retained Olson of RCG, and Keane of KD to prepare a technical report for the Mineral Park Project in support of the preliminary feasibility work for the proposed expansion of the Mineral Park Mine to 37,000 tpd and the disclosure of resources and reserves.  The Company received a technical report from RCG and KD dated September 1, 2006 and titled “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” (the “Pre-Feasibility Report”) a copy of which is available on the SEDAR website at www.sedar.com.

The work entailed estimating preliminary feasibility level operating and capital costs and estimating mineral reserves and mineral resources in conformance with the requirements of NI 43-101.

Olson of RCG was responsible for estimation of the mineral resources and mineral reserves.  The mineral processing test work was completed by a number of outside parties and Keane supervised the work for the mineral processing sections prepared by KD.

In November 2006, the Company retained Olson, and Keane, to prepare a Technical Report for the Mineral Park Mine project in support of the preliminary feasibility work completed, the updated plan to expand production and that supported the disclosure of mineral resources and mineral reserves at the Mineral Park Mine.   A copy of the resulting December 2006 Report is available on the SEDAR website at www.sedar.com.

In preparing the December 2006 Report, RCG reviewed previous estimates of mineral resources and mineral reserves at the Mineral Park Mine, and analyzed and examined data supporting the previous estimates as well as other data regarding the Mineral Park Mine.

RCG completed and updated the resource for the Mineral Park Mine from the resource previously reported by the Company in January 2006.  These mineral resources are classified using logic consistent with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions referred to in National Instrument 43-101.  The resource is reported on a copper equivalent basis, using a MF of 5.98 for supergene copper mineralization and 5.91 for hypogene copper mineralization. The resource was re-calculated from the previous January 2006 technical report because the mining bench height was changed from 35-ft to 25-ft in order to incorporate the existing mining fleet, thus allowing the Company to achieve capital and operating synergies.   This necessitated the interpolation of a new block model.  Please refer to Section 17 of the December 2006 Report for a detailed discussion on the mineral resource estimate.

The Mineral Park Mine mineral resource estimate is tabulated by cut-off and classification in Table 2 and Table 3 below.  The resource tables include the leachable reserves disclosed above.  The base case resource cut-off is 0.30% CuEq.  The Mineral Park Mine resource is as of January 1, 2011, which adheres to and has been prepared in accordance with NI 43-101 Standards, is classified as Measured, Indicated, or Inferred.  Change from the prior year’s mineral resource estimate is due to the reduction of ore and waste mined in 2010.

Table 2   Measured and Indicated Resources as of January 1, 2011 (Including Reserves)

Table 3  Inferred Mineral Resources as of January 1, 2011 (Including Reserves)

Using the mineral resource estimates contained in the preliminary feasibility as generated by RCG and KD, RCG prepared mineral reserve statements for the Mineral Park Mine.  The following tables 4 and 5 show the proven and probable mineral reserves summarized by destination for the Mineral Park Mine as of January 1, 2011.  Change from the prior year’s proven and probable mineral reserves is the reduction of ore and waste mined in 2010.   The mineral reserves have been prepared in accordance with NI 43-101 Standards and CIM Standard definitions.

The notes accompanying the tables are an integral part of the mineral reserves and should be read in conjunction with the mineral reserve statements.

Table 4  Mineral Park Mill Reserves as of January 1, 2011

Table 5  Mineral Park Leach Reserves as of January 1, 2011

Reference is made to the December 2006 Report which has been filed by the Company on the SEDAR website at www.sedar.com, for a further discussion of the key assumptions, parameters and methods used to estimate the mineral reserves and the mineral resources described above, as well as the methods used to verify the data disclosed.

El Pilar

On April 28, 2009, Former Stingray filed on SEDAR the El Pilar Feasibility Study prepared by M3 Engineering & Technology Corporation ("M3") (the "El Pilar Feasibility Study").  Doug Austin, P.E. of M3 is the qualified person and principal author of the El Pilar Feasibility Study. The El Pilar Feasibility Study summarizes Former Stingray’s work at the El Pilar copper project as an open pit mine with a SX-EW plant to treat oxide Mineral Reserves, subject to financing.

Former Stingray determined that a copper price of US$2.25 per pound was to be used by M3 for the El Pilar Feasibility Study. This price is less than the price that was determined by M3 and was deemed more appropriate and conservative.

The following technical disclosure in respect of the El Pilar copper project is summarized from the El Pilar Feasibility Study, a copy of which is available on the SEDAR website at www.sedar.com under Former Stingray’s corporate profile.  The work commenced by the Company in 2010 and currently in progress on the El Pilar project involves testing and refining all of the assumptions included in the El Pilar Feasibility Study, including the review of the mineral reserves, recoveries, acid consumption, projected costs and plant location and sizing.   This work in progress described in more detail in a following section, will result in an updated feasibility study for the El Pilar project, which updated feasibility study is scheduled to be completed by mid 2011.

The work in progress will be incorporated in an updated feasibility study for the El Pilar project, which updated feasibility study is scheduled to be completed by mid 2011.  The final results of these work programs may change capital and operating cost estimates on a project or per unit basis.  Areas that may be impacted include the option of ROM operation as well as the relocation and redesign of the leach pad, which may change the capital and operating costs.

The El Pilar Copper Project

Acquisition Terms

On December 29, 2006, Former Stingray entered into a share purchase agreement with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. ("Normex"). The acquisition was completed on April 27, 2007 for the purchase price of US$20,000,000 and the issuance of common shares of Stingray. Completion of the acquisition resulted in Former Stingray owning a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar property and several other properties in Mexico. Following the acquisition, the name Normex was changed to Recursos Stingray de Cobre S.A. de C.V.

The share purchase agreement also provided for 9.99% of the outstanding shares of Stingray to be issued to Xstrata after the delivery of a positive feasibility study (the shares were issued in 2009), a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% back-in right provision for Xstrata exercisable under certain conditions. If the back-in right provision is exercised, Former Stingray would remain the operator of the joint venture.

On December 21, 2009, Mercator acquired the El Pilar property through its acquisition of Former Stingray as described above under the heading "Item 2: General Development of the Business –Three Year History".

Property Description, Location and Access

The El Pilar property is located in north central Sonora about fifteen (15) km south of the international border with United States of America (See Figure 1). The property is situated within lands of Ejido Miguel Hidalgo (also referred to as San Lazaro), in Santa Cruz

Municipality.  The El Pilar property is situated between UTM coordinates 3,446,000N to 3,455,000N and 526,800 E to 534,700 E.

Figure 1 - El Pilar Location Map

México
Tucson
Green Valley
Nogales
Sierra Vista
Douglas

The El Pilar property comprises 7169 hectares in seventeen concessions located in the state of Sonora, Mexico (See Figure 2, Concession Map). These concessions are wholly owned by Recursos Stingray de Cobre S.A de C.V. (formerly Normex), the wholly owned Mexican subsidiary of Stingray.

Figure 2 - Concession Map

The El Pilar property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. El Pilar consists of seventeen mining concessions that total 7,169 hectares located in this prolific copper trend.

Environmental

The El Pilar property is not subject to any known environmental liabilities nor other known mitigation measures other than those associated with the normal course of operations.

Patricia Aguayo ("Aguayo"), an expert independent environmental consultant based in Hermosillo, Sonora, was engaged to conduct an environmental baseline study ("EBS") at the El

Pilar Project site, including an extensive socioeconomic study in the area. Aguayo is assisting Stingray with its submissions and applications to the appropriate government authorities for the requisite approvals and permits. The EBS serves as the foundation for and is part of the environmental document presented to the Ministry of Environment and Natural Resources of Mexico in order to obtain the permits required to develop the El Pilar project. In June, 2009, an environmental impact study ("MIA") was presented to the Mexican authorities by Aguayo on Stingray’s behalf.  In January 2010, SEMARNAT (Ministry of Environment and Natural Resources) approved the Environmental Impact Manifest (MIA) and has granted the environmental permit for the development of the Project.

The socioeconomic report included in the MIA filing concludes that the project will have welcomed benefits to the local community. The socioeconomic influence area of the El Pilar project was considered to be a 20 km radius, in which a total of 16 communities were canvassed, consisting of 3,314 inhabitants; the closest one to the project is Miguel Hidalgo (San Lazaro) with a population of 520 people. The general opinion of all people living in the area of influence is in favor of the El Pilar Project.  Within the local community 95% of the people in Miguel Hidalgo (San Lazaro) were in favor of the El Pilar Project. The main concerns of the people locally are lack of employment, education and services. The El Pilar Mine once constructed will help the local community address these concerns.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Pilar is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The El Pilar property is situated in the highly productive/prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located. This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar consists of seventeen mining concessions that total 7169 hectares located in this prolific copper trend.

The El Pilar property is situated in mountain and valley, or basin and range physiographic sub- province. Topography is generally rugged at higher elevations whereas relief in the lower elevations is flat to gentle.

The El Pilar property can be easily reached by road from Hermosillo, Sonora in Mexico and from Tucson, Arizona in the United States. The climate is classified as semidry with the rainy season in summer and limited rains the rest of the year.  The average annual temperature is 17.4°C which would allow for year round operations.

Infrastructure is good in the area, and the topographic characteristics near the Mineral Reserve permit sufficient surface space for a mining operation with enough flat to gentle topography for building leaching pads, waste disposal areas and other infrastructure.  A power line is located three kilometres to the south, in the village of San Lazaro.  A railroad parallels the Santa Cruz River, and is also located three kilometres south of the discovery area of the El Pilar property.  The Santa Cruz aquifer can provide the necessary water needed for a mining operation.  Experienced mining personnel and contractors are available at Cananea, located 45 kilometres south east of the El Pilar property.

History of Exploration and Development

Before Normex's direct involvement there was no Mineral Resource known, only small old workings following narrow veins with erratic copper and molybdenite mineralization. Other small workings in the area were dug by local miners (gambusinos), searching for azurite and turquoise.

In 1992, Normex began acquiring ground at the El Pilar property. From 1992 to 1997 Normex carried out an exploration program that included regional mapping, sampling and limited geophysical surveying.

From 1998 to 1999, Freeport, under agreement with Normex, carried out an exploration program that included regional mapping, rock and vegetation sampling, and some geophysical surveys. This exploration program concluded with a short drilling campaign consisting of a total of 1560.83 metres drilled in eight reverse circulation holes. This program encountered mineralization in three holes, with one hosted in bedrock and two in conglomerate.

After the exploration agreement with Freeport had ended in 2000, Normex continued with a short CSAMT survey and soil sampling exploration program. In addition, Normex carefully assessed the data generated by Freeport, emphasizing lab checks for validating the copper assays from the conglomerates.

From September 2000 to March 2001, Normex completed a drill program of 10,336 metres in 52 diamond drill holes spaced at 200 metre centers

During 2007 and 2008, Stingray drilled 194 HQ core holes representing 40,822 m. (See Figure 3).  This drilling represents 77% of the drill hole database in terms of meters drilled. The purpose for the drilling was to: 1) validate the Freeport and Noranda drilling, 2) extend the resource base, and 3) collect samples to perform metallurgical testing over the entire ore body.

Stingray conducted a comprehensive program to assure the quality of its sample preparation and analysis (assaying). Standard, blank and duplicate samples from the El Pilar Exploration Program were subjected to quality assurance. The standard samples were prepared at METCON using interval samples provided by Stingray. The blank sample came from a monzonite outcrop at the El Pilar and is not anomalous in copper. The standard, blank and duplicate samples were generally inserted (used) as follows:

• Duplicate samples were inserted every ten samples.
• Blank samples were inserted every 20 intervals.
• Standard samples were inserted every ten interval samples.

Figure 3: Drill Hole Locations

Geological Setting

The El Pilar property is located in the Basin and Range sub province of the Sierra Madre Occidental province.  The area is characterized by wide valleys and high mountains oriented along a NNW-SSE axis that parallels the Gulf of California.  The region is predominately underlain by Tertiary aged andesitic to rhyolitic volcanic rocks and associated gravels along with Laramide aged intrusive and volcanic rocks of intermediate composition.  During the Laramide, the region saw abundant intrusive activity resulting in the emplacement of granitic batholiths and stocks. Some of these intrusions generated the large porphyry deposits of Arizona and Northern Sonora. Renewed volcanism in mid to late Tertiary blanketed most of the region with andesitic to rhyolitic volcanic rocks.  In a few places older metamorphic and sedimentary rocks are exposed beneath the Tertiary volcanic series.  Subsequent basin and range faulting generated a series of grabens and horsts and porphyry hosted deposits underwent deep leaching and secondary enrichment.  As a consequence of faulting, pre-mineral exposures are limited to the horsts, and post mineral volcanics and gravels dominate the grabens.

In the vicinity of the El Pilar property, the oldest rock unit is Precambrian granite that is overlain by Paleozoic sedimentary rocks; locally both units are covered by Tertiary rocks.  Intrusives of granitic to monzonitic composition with some pegmatitic and aplitic facies intrude all the previous units mentioned above. In the eastern portion of the property, a rhyolitic plug imparts weak silicification with iron oxides on the surrounding volcanic rocks. Finally Tertiary conglomerate and Quaternary sediments cover the flanks of the ranges and the intervening valleys.

Andesitic to trachyandesitic dikes are the youngest rocks in the property area. These dikes mainly trend 320-330° and a smaller number of dikes trends 020°. Such dikes commonly intrude the granite intrusive but rarely the rhyolite intrusive. Structurally the area is affected by a NW-SE faulting system, which in the northern part defines the contact between the bedrock and the conglomerates in the discovery area.

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive porphyry and highly silicified rock. Chrysocolla is the most abundant copper bearing mineral in the resource. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled copper mineralization.  Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation.

Mineralization

Mineralization consists dominantly of copper oxides that occur in conglomerate within intrusive porphyry clasts, as well as clasts of highly silicified material, and grains in the matrix. The conglomerate hosting the mineralization consists of poorly to well consolidated angular to subrounded fragments of intrusive and minor volcanic fragments cemented in a sandy matrix. The productive conglomerates (Cgi and Cgi+v) range from 30 m to 180 m in thickness and mineralization is confined to a southwest/south trending channel that extends for more than 2 km.

El Pilar Feasibility Study

The basis of the El Pilar Feasibility Study, which is currently being reviewed and is subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, is the use of a mining contractor in the open pit and owner operated primary crushing, conveying and stacking of ore onto a heap leach pad, followed by SX-EW to produce cathode copper. As estimated by Independent Mining Consultants, Inc. ("IMC"), measured and indicated mineral resources are calculated at 276.3 Mt averaging 0.31% TCu calculated at a cutoff of 0.20% TCu or 344.9 Mt averaging 0.28% TCu calculated at a cutoff of 0.15% TCu. Copper mineralization remains open and continues to the south. Within this mineral resource, proven and probable mineral reserves planned for mining over a period of 14 years are calculated by IMC to be 229.7 Mt averaging 0.31% TCu calculated at a cut-off of 0.15% TCu. The mine-life waste to ore stripping ratio is estimated at 1.61:1.

For the El Pilar Feasibility Study, IMC developed a 14-year mine plan and schedule.  At the process plant design criteria, the El Pilar Project is expected to produce 35,000 tonnes of copper cathode per year, or 77 million pounds of copper per year, which is achieved during the first 3 years of the El Pilar Project. For economic and practical reasons, the maximum mine and crushing/conveying ore capacity was designed at 17 Mt per year. At this capacity, the average copper cathode production would be 68.3 million pounds per year over 14 years. This production schedule forms the basis for the financial model.

The El Pilar Project’s primary crushing plant reaches maximum design, able to deliver 17 million tonnes of ore per year to the heap leach facility designed by Golder Associates Inc. ("Golder") or approximately 48,000 tonnes per day in year 3.  The El Pilar Project is expected to produce 956 million pounds of copper cathode over the 14 year life of mine. The cathode product should meet LME Grade "A" copper cathode specifications (99.99+% copper).

Stingray determined that a copper price of US$2.25 per pound was to be used by M3 for the El Pilar Feasibility Study. This price is less than the price that was determined by M3 and was deemed more appropriate and conservative.

El Pilar Feasibility Study – Financial Summary

The initial capital cost (+/- 15%) for the base case at El Pilar, , which is currently being reviewed and is subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, is estimated to be US$209 million. This includes a cogeneration acid/power plant and the use of a mining contractor. Sustaining capital of US$30.9 million is estimated over the life of mine. A cash reserve of $12.8 million is also included in the financial model. The operating cash cost for the project is calculated at US$1.20 per pound of copper.  Before taxes, the El Pilar project has an internal rate of return ("IRR") of 33.6% and the estimated payback of capital is 2.8 years. After taxes the IRR is 25.3% and payback is 3.7 years.

Table 6:  Financial Summary El Pilar

El Pilar	Economic Summary*
Initial Capital Cost (includes Acid Plant)	$ 209 million
Cash Reserve	$ 12.8 million
Sustaining Capital	$ 30.9 million
Cash Operating	$ 1.20 per lb copper
IRR (before taxes)	33.6%
Payback (before taxes)	2.8 years
* Assumes $2.25 per lb copper for life of mine

Mineral Reserves and Resources, Mining and Production

Table 7 below summarizes the Mineral Reserves for the El Pilar property, which are currently being reviewed and are subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011.  At a 0.15% TCu cut-off grade, the Proven and Probable Mineral Reserves are 229.7 Mt at 0.31% TCu for 1.55 billion pounds of contained copper. Table 8 summarizes the additional Mineral Resource, exclusive of the Mineral Reserves.  Measured and Indicated Mineral Resource comprises an additional 115.2 Mt at 0.24% TCu or 606 million pounds of contained copper, not included in Mineral Reserves.  The Inferred Mineral Resource comprises an additional 72.8 Mt at 0.24% TCu or 385 million pounds of contained copper.

Table 7: El Pilar Mineral Reserve

	0.15 % Total Copper Cutoff
Mineral Reserve Class	Ore kt	Total Cu ( % )	Cu (million lbs)

Proven Mineral Reserve	88,434	0.323	629.7
Probable Mineral Reserve	141,290	0.298	927.3
Proven/Probable Mineral Reserve	229,724	0.307	1,557.0
Total Pit Material	599,455 kt.	Waste : Ore	1.61

Table 8: El Pilar Mineral Resource (Exclusive of Reserve)

	0.15 % Total Copper Cutoff
Mineral Resource Class	Ore kt	Total Cu ( % )	Cu (million lbs)

Measured Mineral Resource	15,385	0.242	82.1
Indicated Mineral Resource	99,798	0.238	523.7
Measured/Indicated Resource	115,183	0.239	605.8
Inferred Mineral Resource	72,848	0.240	38j5.4

he copper mineralization remains open at its southern limit. The Mineral Resource at El Pilar exceeds the Mining Reserve scheduled for mining in the El Pilar Feasibility Study and additional Mineral Resources and Mining Resejrves maybe available at El Pilar subject to appropriate programs of drilling and confirmation.

IMC performed a trade-off study of owner operation of the mining equipment versus contract mining. Table 9 shows the results of the El Pilar Feasibility Study. Based on this information, it was decided to use a contract miner and eliminate additional capital costs.

Table 9: Mining Trade-Off Study

	Owner Mining	Contract Mining
Capital Cost	$150.9 M	$2.5 M
Operating Cost	$0.870/t	$1.109/t
Operating Cost (Life of Mine)	$521.5 M	$665.0 M

Metallurgy and Recovery Estimates

M3 estimated the recoveries and acid consumptions for ore crushed at minus 6 inches that will be placed on the leach heap based on test results from METCON. The estimates, which are currently being reviewed and are subject to revisiojn reslting in an updated feasibility study scheduled to be completed by mid 2011, were based on locked cycle columns with material at 19 mm and 37.5 mm, after 120 days of leaching. The size distribution for the minus 6 inch ore was calculated by one of the main vendors of crushing equipment. The results show that copper recovery will be 62.9% for year 1, including the pre-production period, 68.4% for year 2, 60.4% for year 3, 59.8% for years 4-6, 60.9% for years 7-9, 60.9% for years 10-12, and 61.5% for years 13 and 14. These estimated recoveries and acid consumptions are shown in Table 10.

Table 10: El Pilar Copper Recovery and Acid Consumption Summary

El Pilar Copper Recovery and Acid Consumption Summary*
Period	Recovery	Acid Consumption
		kg/t	kg/kg Cu
Year 1	62.9%	19.7	7.3
Year 2	68.4%	20.6	8.2
Year 3	60.4%	21.7	11.6
Years 4 to 6	59.8%	16.2	8.7
Years 7 to 9	60.9%	17.9	10.1
Years 10 to 12	60.9%	14.8	8.7
Years 13 and 14	61.5%	15.2	8.8
* As determined by M3 and extrapolated from column leach test results.

Initial Capital Costs

In the El Pilar Feasibility Study, which is currently being reviewed and is subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, the initial capital cost for the El Pilar Project is estimated to be US$209 million, including a co-generation acid/power plant and the use of a mining contractor. See Table 11 for detailed information. Sustaining capital of US$30.9 million is estimated over the life of mine plus a cash reserve of US$12.8 million. These are all included in the financial model.

Table 11: Initial Capital Cost Estimate

Initial Capital Cost Estimate
DIRECT FIELD COST
GENERAL SITE PLAN	$3,860,118
MINE	$20,499,509
CRUSHING	$9,843,309
HEAP LEACHING	$34,792,621
SOLVENT EXTRACTION	$11,629,528
TANK FARM	$3,995,576
ELECTRO WINNING	$18,016,427
WATER SYSTEMS	$2,169,964
POWER SUBSTATION AND POWER DISTRIBUTION	$2,416,447
115KV TRANSMISSION LINE	$3,293,224
ACID PLANT, TURBINE, STORAGE AND REAGENTS	$58,253,780
ANCILLARIES AND BUILDINGS	$5,405,234
TOTAL DIRECT FIELD COST	$174,175,737

EPCM COST
MANAGEMENT & ACCOUNTING	$715,700
ENGINEERING	$4,485,600
PROJECT SERVICES	$954,200
PROJECT CONTROL	$715,700
CONSTRUCTION MANAGEMENT	$4,771,100
EPCM FEE	$582,115
EPCM SUBTOTAL	$12,224,415

TOTAL DIRECT FIELD + EPCM COST	$186,400,152

OWNER'S COST
COMMISSIONING AND CAPITAL SPARE PARTS	$2,111,670
ADDED OWNER'S COST	$4,283,456
CONTINGENCY (15%)	$16,463,780
TOTAL OWNER'S COST	$22,858,906

GRAND TOTAL INITIAL CAPITAL COST ESTMATE	$209,259,058

Operating Costs

The El Pilar project base case operating and maintenance costs , which are currently being reviewed and are subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, are shown in Table 12. These costs include the use of a mining contractor and all other cost areas that include mine department, crushing, conveying, stacking, heap leach and the SX-EW plant.

Table 12: Operating Cash Cost – Contract Mine Site Cost Summary

Operating Cost Component LOM	$/Cu Lb.
Mining Operations
Contract Mining	$0.65
Subtotal Mining	$0.65
SXEW Operations
Crushing	$0.02
Heap Leach	$0.30
SXEW Plant	$0.14
Ancillary Services	$0.02
Subtotal Processing	$0.48
Supporting Facilities
General, Administrative and Laboratory	$0.07
Subtotal Supporting Facilities	$0.07
Total Operating Cost	$1.20

Acid Plant Trade-Off Study

An internal comparative study, which is currently being reviewed and is subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, indicated that a "captive" co-generation sulfur-burning acid plant with a turbine waste-heat electric power generating unit installed at El Pillar would reduce sulfuric acid costs and power costs. It is estimated that the 600 tonne per day acid plant will generate 8 MW of power, of which 1.8 MW will be required to run the acid plant. A final net production cost of sulfuric acid, using sulfur at US$40/t as the base case, and including the power credit, is sulfuric acid at a cost of US$24.63/t or US$0.10 cents per pound copper. The acid component operating costs for the El Pilar Project if an acid plant was not included would be based on the purchase of all sulfuric acid at the study base case price for sulfuric acid at US$100/t and results in an average operating component per pound of copper of 42 cents as shown in Table 13.

Table 13: Acid Cost Comparison

	Acid Plant*	No Acid Plant
Sulfuric Acid Cost	$24.63 per tonne	$100 per tonne
Sulfuric Acid Operating Cost Component	$0.10 per pound Cu	$0.42 per pound Cu
* Assumes a base case cost of sulfur for feed to the acid plant of $40 per tonne
* Assumes a 1.8 MW power credit to operate the acid plant

Mercator is continuing with basic engineering on the co-generation plant and is reviewing additional capacity to 900 t/d to avoid any make up acid requirement and improve the economics of the project. Details of sulphur procurement and transport are being reviewed and specific early goals of defining items that could be procured and constructed in Mexico for cost savings will also be determined during this work.

Financial Highlights

The financial evaluation, which is currently being reviewed and is subject to revision resulting in an updated feasibility study scheduled to be completed by mid 2011, presents the determination of the NPV, payback period (time in years to recapture the initial capital investment), and the IRR for the project as presented earlier. Annual cash flow projections were estimated over the life of the mine based on the estimates of capital expenditures and production cost and sales revenue. The sales revenue is based on the production of copper cathode. The estimates of capital expenditures and site production costs have been developed specifically for this project.

The economic analysis for the base case which evaluates a contract mining option indicates that the project has an IRR of 25.3% after tax with a payback period of 3.7 years after tax, or 33.6% IRR before tax with a payback of 2.8 years before tax. Figures 4 and 5 reflect sensitivities for copper price and owner verses contract miner both before and after tax.

Figure 4: IRR Before Taxes

Figure 5: IRR After Taxes

Project Execution

The overall project execution program as determined in the El Pilar Feasibility Study will take 20 months from detail engineering to commissioning.

Surface Rights - Surface rights to the El Pilar Copper Project are controlled by the Ejido Miguel Hidalgo. On January 9, 2010, the assembly of Ejido Miguel Hidalgo voted in favor of selling the surface rights for 1,632 hectares necessary for the development of El Pilar Copper Project to the Recursos Stingray (“Recursos”), a wholly owned subsidiary of Mercator. The Ejido has requested clear title to the land from the Agrarian Authority (“RAN”) in order to complete the land sale. This process is in its final phase pending an inspection of the land by SEMARNAT.

In addition to the 1,632 hectares in the agreement, the Company has identified another 294 hectares that are required to construct the leach pad facility. This land is located adjacent and directly to the north of the area in the initial land agreement and is also controlled by the same Ejido. An agreement to purchase this land has been reached under the same terms as the first agreement and signature by the Ejido assembly is scheduled for some time in the first half of 2011.

In order to assure access to the property while the land purchase agreements are being processed through the RAN, the Company has reached an agreement to lease the land, 1,632 hectares to the south and 294 hectares to the north, under terms of a temporary occupation of up to 30 years. The leases would expire once the land purchase agreements are fulfilled.

Right- of- way agreements for a 30 kilometer power line, an access road and a railroad spur are currently being negotiated.

Environmental and Permitting

For the most part, federal laws regulate mining in Mexico, but there are some permits that are subject to state and local approval. SEMARNAT, the Secretary of Environmental and Natural Resources, is the chief agency regulating environmental matters in Mexico. CAN, the National Water Commission has authority over matters concerning water all ground and surface water rights, as well as diversion of floodwaters.

Environmental Impact Manifest MIA

An MIA is required for all projects.  SEMARNAT has approved the Environmental Impact Manifest (MIA) and has granted the environmental permit for the development of the El Pilar Project.  SEMARNAT concluded that the steps and measures included in the MIA that are to be adopted during construction and operations were adequate.  Two important factors in the approval by SEMARNAT were that: the Company demonstrated that water is available outside the main watershed and supply from the river to nearby communities would not be affected; and that the socio-economic study developed by a project consultant demonstrated that the El Pilar Project will be a positive driving force for economic development in an area of the State of Sonora with low employment.

Risk Analysis AR– Required by Federal Law and was approved as included in the MIA

Land Use Change – CUS

All land in Mexico has a designated use and prior to construction the project site must be designated for mining use. The application is pending the surface rights to be granted through purchase or lease in agreement with the Ejido.

A hydrological study identified available water in the Santa Cruz aquifer and the Company has applied to the water commission, CNA, for 3.4 million cubic meters per year of water through three wells.

Bulk Heap Testing/Metallurgy

The El Pilar Feasibility Study was based on a crush to 6” minus and testing was carried out in columns.  In contrast, Mercator conducted metallurgical testing using a bulk sample taken from the proposed starter pit area of the El Pilar project.  The sample was placed as run-of-mine, ROM, into two large concrete bins (15’x 25’x 16’) on site at Mineral Park.  The tests were set up and supervised by an independent metallurgist, to duplicate start up and optimize leaching at El Pilar. The test was run for 150 days and the preliminary results suggest that ROM leaching can be done successfully and that could have significant positive impact on the project economics.  Final copper recovery and acid consumption figures for the test are pending the processing of the leach residue. A mining plan for a test heap is in the process of being prepared, and results of these tests will be incorporated into an updated feasibility study scheduled to be completed by mid 2011.

Engineering and Power

Design work and engineering on the El Pilar Copper Project will be completed once the updated feasibility study is complete.  The acid plant and associated power plant will provide the majority of the power requirements with a small amount of power required from the outside grid (CFE). This is expected to reduce projected project power costs significantly.

Reserve Recalculation & Geology

IMC Tucson, the original independent preparer of the El Pilar mineral reserve, has been retained to recomposite and recalculate the El Pilar mine reserve based on the planned 10 meter mining bench, rather than on using the original 5 m assay interval.  This recomposited mineral reserve will better reflect actual mining grades encountered on the 10 meter bench mine plan.  In addition, the El Pilar deposit geology is being reviewed, both with regards to planned condemnation drilling under facilities and dumps and also with focus on evaluating the ore discovery potential of known mineralization located elsewhere on the El Pilar concession lands.  The results of this review will be incorporated into the updated feasibility study scheduled to be completed by mid 2011.

Heap Leach Pad Design

An independent consultant has been retained to review the planned heap leach location, both with regards to site and mine efficiency.  A proposed new area located in the area of the presently planned north dump was chosen because it is much closer to the El Pilar pit and provides better topographical conditions for pad construction.  The site selected and the revised pad design should reduce estimated capital and operating costs. The results of this review and work program will be incorporated in the updated feasibility study scheduled to be completed by mid 2011.

Proposed Work Program

The following is a synopsis of the work to be conducted in connection with the El Pilar property throughout 2011.

Feasibility Study Update

El Pilar has contracted M3 Engineering, of Tucson AZ to update the 2009 Feasibility Study to include the changes proposed to the mine, leach, process and acid plant areas. The study update is being done in conjunction with other consultants, experts in their particular fields.

The new study will include improvements made to the mining and processing areas, including: pit slopes, ROM mining plan, recoveries based on recent testwork, relocated leach heap, SX and EW designs and 900 tpd acid plant and turbine generator.

The study is scheduled for completion in mid-2011 at which time an engineering firm will be selected to perform the engineering required to begin purchasing and construction in the second half of 2011.

This work in progress will be incorporated in an updated feasibility study for the El Pilar project, which updated feasibility study is scheduled to be completed by mid 2011.  The final results of these work programs may change capital and operating cost estimates on a project or per unit basis.  Areas that may be impacted include the option of ROM operation as well as the relocation and redesign of the leach pad, which may change the capital and operating costs.

Governmental Regulation

The mining industry is regulated in the U.S. and Mexico.  The Company currently believes its operations on its properties are substantially in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and produce mineral products from its properties.

Employees

As of December 31, 2010 the Company had one employee on a full-time basis.  The Company also utilizes the services of various individuals on a consulting basis.  Mineral Park currently employs 304 people, which includes certain members of management.  The Company currently has 6 people working at its El Pilar property in Mexico.  None of the Company’s employees and none of the employees at the Mineral Park Mine or in Mexico are covered by a collective bargaining agreement.  The Company is not aware of any current labour disputes at the Mineral Park Mine and the Company considers labour relations to be favourable at the Mineral Park Mine.

Risk Factors

The Company’s securities are subject to, among others,  the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in the Company’s disclosure documents and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, molybdenum, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

These reserve and resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  The Company cannot assure investors that:

●	the estimates will be accurate;
●	reserve, resource or other mineralization estimates will be accurate; or
●	this mineralization can be mined or processed profitably.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company’s results of operations and financial condition.

The mineral reserve and resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Mineral Park Mine and other projects.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Influence of Metal Prices

The Company’s future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's Shares, the Company's financial results, and the Company’s exploration, development and mining activities may be significantly adversely affected by further declines in the price of copper, molybdenum and other metals.  The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry have led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor to be considered in the economic model for any mining project.  Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects.  Such increases in both operating and capital costs need to be considered in economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Operating Hazards and Risks

Mineral exploration, development and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Funding to Develop Mineral Properties and to Complete Exploration Programs

The Company has limited financial resources.  It had a working capital of approximately $3.8 million at December 31, 2010 and had cash and cash equivalents and restricted cash of $46.156 million at that date.  The Company intends to fund its operations from working capital and revenue from production at the Mineral Park Mine, to the extent practical.   Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Mineral Park Mine or to obtain additional external financing.  The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt.  In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources.   External financing may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will reach or maintain commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this document.

Current Conditions Relating to Construction Completion

The completion of the construction of the 50,000 ton per day concentrator mill facility at Mineral Park still requires significant funds. The prices of copper and molybdenum have been volatile recently.  If such prices were to decline or costs of operations increase, the Company may not have sufficient funds from operations (when combined with current working capital) to complete the construction.  This may require the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain such financing on favourable terms, if at all.

General Economic Conditions

The recent unprecedented events in global financial markets have had a profound effect on the global economy.  Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

●	a credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
●	the volatility of copper, molybdenum and other metal prices affects our revenues, profits and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
●	the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, Multilateral Instrument 52-10 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production, and one other property in the development stage. There can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company Will Require other Mineral Reserves in the Future

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 25 years.   The Company is undertaking exploration at the Mineral Park Mine but there is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company

The Company plans to focus on the expansion of the Mineral Park Mine and the development and construction of the El Pilar project, and will require additional financing to achieve such plans. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its common stock or some form of convertible securities, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

The Company’s Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company’s exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have, experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in the Company's common share price will not occur.

The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests the Company’s shares will continue to be volatile. In recent years, the price of the Company’s shares has ranged between approximately Cdn$0.15 and Cdn$12.94 the since the acquisition of the Mineral Park Mine.

Limited History of Earnings

The Company has incurred several years of losses however, with some years having proven profitable. There can be little assurance that the Company will again become or continue to be profitable.  The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company’s future dividend policy will be determined by its directors.

The Company has a Limited History of Operations

Although the Company’s management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will continue to produce revenue, operate profitably or provide a return on investment in the future.

The Company Currently Depends on a Single Property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine. As a result, unless the Company develops additional properties or projects, the Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Title Matters

The mineral resources and mineral reserves on the Mineral Park Mine are all located on patented ground and on the acquisition of Mineral Park the Company obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine.  The Company has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the validity of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of the Company’s properties. The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Mercator’s title to its Mexican mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Mercator’s properties consist of various mining concessions in Mexico.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Mercator’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Mercator’s mineral properties, especially where commercially viable Mineral Reserves have been located, could adversely result in Mercator losing commercially viable Mineral Reserves.  Even if a claim is unsuccessful, it may potentially affect Mercator’s current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Mercator loses a commercially viable Mineral Reserve, such a loss could lower Mercator’s revenues or cause it to cease operations if this Mineral Reserve represented all or a significant portion of Mercator’s operations at the time of the loss.

Mercator’s El Pilar project is located in Mexico.  As with many foreign projects, projects in Mexico may experience difficulties with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services.

Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Mercator’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Mercator’s activities or maintaining its properties.  In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Mercator’s ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Mercator.  There can be no assurance that foreign exchange fluctuations will not materially adversely affect Mercator’s financial performance and results of operations.

It may be difficult for Mercator to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, Mercator may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Mercator to conduct its operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mercator’s operations or future profitability.

Permits, Licenses and Approvals

The Company’s operations require licenses, permits and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals.  There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expanded operation of the Mineral Park Mine.  In the event of commercial production the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

A number of approvals, licenses and permits are required for various aspects of a mine’s development in Mexico.  The most significant permits for the development of the El Pilar Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

While Mercator expects to obtain these permits in due course, failure to obtain the necessary permits would adversely affect progress of Mercator’s operations and would delay the beginning of commercial operations.

Compliance with Environmental and Government Regulation

The Company’s operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits.  Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company’s knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located.  Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company Does Not Insure Against All Risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in and outside the United States, Canada and Mexico, where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government Regulation may Adversely Affect the Company

The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital -expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars and Mexican pesos. The Company’s operations in the United States of America and Mexico make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company’s ability to suitably develop its properties.  The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company’s financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. The Company's level of indebtedness could have important consequences for its operations, including:

●
The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

●	The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and

●	The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company’s interests.  Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain the services of such personnel. The Company’s development, now and in the future, will depend on the efforts of its key management figures, such as Michael L. Surratt, its President and CEO, Mark Distler, its CFO, Gary Simmerman, its VP Engineering, Marc S. LeBlanc, its VP Corporate Development and Corporate Secretary and Mike Broch, its VP Exploration.  The loss of any or all of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies which the Company competes with for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

Forward-Looking Statements

Certain statements contained in this AIF, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the applicable Securities Commissions, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  See “Preliminary Notes – Forward-Looking Statements” above.

ITEM  4:          DIVIDENDS

There are no restrictions in the Company’s articles or notice of articles which prevent the Company from paying dividends. The Company has not paid any dividends since incorporation and the Company has no present intention of paying any dividends in the foreseeable future, as it anticipates that all available funds will be invested to finance the growth of its business.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

ITEM  5:          DESCRIPTION OF CAPITAL STRUCTURE

Shares

The Company is authorized to issue an unlimited number of common shares (“Shares”) without par value of which 197,621,466 Shares were issued at December 31, 2010. The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Warrants

As at December 31, 2010, there were an aggregate of 719,870 unlisted agent warrants outstanding and 22,106,312 listed warrants outstanding.

A summary of the warrants exercisable and outstanding at December 31, 2010 is as follows:

Number	Exercise Price $Cdn	Expiry Date

5,994,750	$4.00	February 16, 2012
16,111,562	1.00	January 29, 2013
719,870	2.60	September 17, 2011
22,826,182

Options

The Company has a Stock Option Plan (the “Plan”) for directors, officers and employees. Under the Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate not exceed 10% of the total number of  shares issued and outstanding as at the date of grant.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the Company’s common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at December 31, 2010, was 14,647,377.

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the Optioned Shares (as defined in the Plan) to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price (as defined in the Plan), has a value equal to the product of the number of Optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the exercise price per share of the Optioned Shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

A summary of the stock options exercisable and outstanding at December 31, 2010 is as follows:

Issued Date	Number	Exercise Price $CDN	Expiry Date	Exercisable
January 11, 2006	166,667	1.00	January 11, 2011	166,667
May 19, 2006	350,000	2.09	May 19, 2011	350,000
August 28, 2006	200,000	2.14	August 28, 2011	200,000
February 21, 2007	1,872,700	3.30	February 21, 2012	1,872,700
March 15, 2007	1,100,000	3.10	March 15, 2012	1,100,000
July 28, 2007	100,000	8.02	July 28, 2012	100,000
November 22, 2007	347,750	8.75	November 22, 2012	347,750
January 2, 2008	7,000	9.07	January 2, 2013	7,000
April 2, 2008	25,000	10.44	April 2, 2013	25,000
June 13, 2008	25,000	11.10	June 13, 2013	25,000
July 25, 2008	25,000	8.45	July 25, 2013	25,000
August 19, 2008	150,000	7.20	August 19, 2013	150,000
October 8, 2008	454,500	2.15	October 8, 2013	454,500
February 23, 2009	10,000	0.385	February 19, 2014	10,000
May 2, 2009	2,240,500	1.65	May 2, 2014	2,240,500
June 14, 2008	50,000	1.65	June 14, 2014	50,000
October 5, 2009	45,000	2.74	October 5, 2014	45,000
December 23, 2009	2,150,000	2.27	December 23, 2014	1,025,000
December 21, 2009	8,750	4.80	April 27, 2012	8,750
December 21, 2009	12,500	4.80	June 28, 2012	12,500
December 21, 2009	25,000	3.00	June 18, 2013	25,000
December 21, 2009	12,500	1.88	June 17, 2014	12,500
January 4, 2010	600,000	2.48	January 4, 2015	300,000
February 5, 2010	225,000	2.41	February 5, 2015	-
June 4, 2010	50,000	1.60	June 4, 2015	25,000
July 15, 2010	50,000	1.76	July 15, 2015	-
July 21, 2010	325,000	1.58	July 21, 2015	112,500
September 1, 2010	300,000	1.94	September 1, 2015	-
Grand Total	10,927,867			8,690,367

Ratings

The Company has not asked for or received a stability rating, and is not aware of any other kind of rating, including a provisional rating, from any of the approved rating organizations for the securities of the Company that are outstanding or are in effect.

ITEM  6:          MARKET FOR SECURITIES

The Company’s Shares are listed and posted for trading on the TSX under the symbol ML.  The shares have been listed on the TSX since August 22, 2005.  Prior thereto, the Company’s Shares were listed for trading on the TSX Venture Exchange.

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume of the Company’s Shares on the TSX (symbol: ML) during the 12 months of the most recently completed financial year.

Month 2010	High	Low	Volume
January	$3.45	$2.52	75,192,671
February	$2.93	$2.20	44,833,383
March	$3.03	$2.44	39,915,719
April	$2.57	$2.10	84,752,485
May	$2.26	$1.27	71,304,964
June	$1.88	$1.47	29,997,707
July	$1.97	$1.42	34,299,209
August	$2.10	$1.75	18,906,486
September	$2.69	$1.96	30,722,655
October	$3.25	$2.56	49,565,833
November	$3.45	$2.98	43,389,882
December	$4.00	$3.45	26,400,918

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume on the TSX of the Company’s common share purchase warrants expiring on February 16, 2012 (symbol: ML.WT) during the 12 months of the most recently completed financial year.

Month 2010	High	Low	Volume
January	$0.97	$0.64	1,111,205
February	$0.69	$0.51	334,020
March	$0.75	$0.53	241,020
April	$0.62	$0.48	249,190
May	$0.53	$0.28	556,605
June	$0.39	$0.26	632,615
July	$0.50	$0.25	546,900
August	$0.50	$0.35	48,030
September	$0.62	$0.48	289,100
October	$0.70	$0.40	162,250
November	$0.76	$0.61	74,900
December	$0.90	$0.70	82,200

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume on the TSX of the Company’s common share purchase warrants expiring on January 29, 2013 (symbol:  ML.WT.A) during the 12 months of the most recently completed financial year.

Month 2010	High	Low	Volume
January	$2.48	$1.60	1,531,616
February	$1.93	$1.32	602,609
March	$2.07	$1.55	698,045
April	$1.65	$1.28	545,777
May	$1.35	$0.66	1,058,236
June	$1.19	$0.85	550,010
July	$1.25	$0.89	525,836
August	$1.30	$0.93	457,992
September	$1.72	$1.17	826,369
October	$2.28	$1.66	2,184,895
November	$2.46	$2.01	1,129,120
December	$2.99	$2.45	3,462,983

ITEM  7:          ESCROWED SECURITIES

The Company has no escrowed securities.

ITEM  8:          DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their current offices with the Company, principal occupations during the past five years, and the period of time they have served as directors or officers of the Company are as follows. Except where indicated, each of the directors and senior officers has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name and Municipality of Residence	Current Office	Principal Occupation during the five preceding years	Director Since(1)
Joseph M. Keane(2)(3) Green Valley, Arizona, U.S.A	Director
Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006).
December 2009
Raymond R. Lee Sparks, Nevada, U.S.A.	Director
Senior Accountant since January 2011; Chief Financial Officer of the Company from August 2000 to January 2011; Chief Operating Officer, Mountain Utilities, LLC (a power generation company) April 2002 to November 2005; Administrative Manager, Equatorial Tonopah, January 1999 to July 2000; Controller, Mineral Ridge, August 1997 to November 1998 (all mining companies).
June 2002
Michael D. Lindeman El Macero, California, U.S.A.	Director	Retired businessman	July 1997
Robert J. Quinn(4)(5)(6) Kingwood, Texas, U.S.A.	Director	Attorney, Partner Quinn & Brooks LLP	September 2005

Name and Municipality of Residence	Current Office	Principal Occupation	Director Since(1)
Stephen P. Quin(5)(6) West Vancouver, British Columbia, Canada	Director
President & CEO of Midas Gold Inc. (a private mining company) since January 2011.  Previously President & COO of Capstone Mining Corp. (public mining company)  since November 2008, formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (September 2005); Executive VP, Miramar Mining Corporation (public mineral exploration company) 1990 to 2005
February 2005
Michael L. Surratt(5) Reno, Nevada, U.S.A.	President, CEO and Director	President and CEO of the Company	November 1998
Gavin Thomas(2)(3)(4)(6) Castlecrag, New South Wales, Australia	Non Executive Chairman and Director
Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (November 2004); Managing Director and Chief Executive Officer, Equatorial Mining Limited (public mining company) (June 1998 – July 2004)
January 2005
Ronald Earl Vankoughnett(2)(3)(4)(6) Sparwood, British Columbia, Canada	Director	Independent Businessman	May 2005
Michael J. Broch VP Exploration Reno, Nevada, U.S.A.	VP Exploration	VP Exploration of the Company	N/A

Name and Municipality of Residence	Current Office	Principal Occupation	Director Since(1)
Mark Distler(7) Chief Financial Officer Scottsdale, Arizona, USA	Chief Financial Officer
Chief Financial Officer of the Company since January 2011; Operations Controller, Curis Resources Ltd. (mineral exploration company July 2010 to November 2010); Chief Financial Officer Frontera Copper Corp (mining company) February 2009 to July 2010, Corporate Controller July 2007 to February 2009; Accounting Team Leader, Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) (public mining company) 2001 to July 2007;
N/A
Marc S. LeBlanc VP Corporate Development and Corporate Secretary North Vancouver, British Columbia, Canada	VP Corporate Development and Corporate Secretary	VP Corporate Development and Corporate Secretary of the Company	N/A
Gary Simmerman VP Engineering Glendale, Arizona, USA	VP Engineering	VP Engineering of the Company	N/A
Notes:
(1)	Each director's term of office expires at the annual general meeting of shareholders of the Company.
(2)           Member of the Audit Committee.
(3)           Member of the Compensation Committee.
(4)           Member of the Special Committee.
(5)           Member of the Environmental, Health and Safety Committee.
(6)           Member of the Corporate Governance and Nominating Committee.
(7)           Mr. Distler replaced Raymond R. Lee as Chief Financial Officer on January 15, 2011.

Joseph M. Keane, Independent Director – has been a director since December 2009 and was a former director of Former Stingray from June 2007 until the Company’s acquisition of all of the shares of Former Stingray in December 2009.  Mr. Keane has been the principal of Keane Mineral Engineering LLC, a Consulting company providing process engineering design advice to the mineral processing and pollution abatement industries.  For some 25 years prior to that, Mr. Keane was the principal of K D Engineering Co., Inc., an engineering company specializing in process design development, engineering supervision, equipment selection and feasibility studies for the mineral processing and pollution abatement industries. Mr. Keane has been involved in solvent extraction projects for over 30 years, and has served as a Consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania.

Mr. Keane is a Registered Professional Metallurgical Engineer and is a Member of the Instituto de Ingenieros de Minas de Chile.  Mr. Keane has a B.S. Metallurgical Engineering from the Montana School of Mines (1962) and an M.S. Mineral Processing Engineering from Montana Tech (1965).  Mr. Keane has been involved in solvent extraction projects for over 30 years.  Mr. Keane is currently a director of Rochester Resources Ltd.

Raymond R. Lee, Director and Senior Accountant – has been the Senior Accountant  since January 2011 and a director since June 2002, and was the Chief Financial Officer of the Company from August 2000 to January 2011.  Mr. Lee was employed with Mountain Utilities, LLC a power generation company, as the Chief Operating officer from April 2002 to November 2005; prior to that, he was the Administrative Manager, for Equatorial Tonopah, from January 1999 to July 2000; prior to that, he was the Controller for Mineral Ridge from August 1997 to November 1998; prior to that, he was the Manager Management Information Systems and Operations Controller for Miramar Mining Corp., from November 1993 to August 1997; prior to that, he was the Administrative Superintendent for Hycroft Resources from January 1993 to November 1993; prior to that, he was the Administrative Superintendent for Santa Fe Pacific from April 1989 to January 1993; prior to that, he was Administrative Manger for Carbon Coal Company from 1978 to 1989; prior to that, he was Management Information Systems Superintendent for Hecla Mining’s Lakeshore Mine from 1972 to 1978.

Mr. Lee holds a B.Sc. Business Administration from the University of Arizona granted in 1972 and an MBA (Hons) from the University of Phoenix granted in 1990.  Mr. Lee is not presently a member of any societies or associations, and does not sit as a director or officer of any other publicly listed companies.

Michael D. Lindeman, Independent Director – has been a director since 1997 and has previously held the position of President of the Company from June 1992 to August 1993.  Mr. Lindeman is a retired businessman, previously employed with Valley Aggregate Transport, a trucking company as an estimator, from 2004 through to 2009; prior to that, he was the Owner, President and CEO of Lindeman Brothers Trucking, a western US trucking company since 1990.  Mr. Lindeman holds a Bachelor of Arts degree granted by Stanford University in 1960.  Mr. Lindeman is not presently a member of any societies or associations, and does not sit as a director or officer of any other publicly listed companies.

Robert J. Quinn, Independent Director – has been a director of the Company since September 2005.  Mr. Quinn is a lawyer and a founding partner of the Houston law firm Quinn & Brooks LLP.

Mr. Quinn is a founding partner of the Houston mining transactional law firm Quinn & Brooks, LLP, he has over 31 years legal and management experience, including as Vice-President and General Counsel for Battle Mountain Gold Company. He also has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science in Business Administration degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and completed two years of graduate work in Mineral Economics at the Colorado School of Mines.

Mr. Quinn is presently a director of a number of other public mining companies.

Stephen P. Quin, Independent Director – has been a director of the Company since February 2005.  Mr. Quin, since January 2011 is the President and CEO of Midas Gold Inc., a private mineral exploration company; prior to that, from November 2008, he was the President and COO of Capstone Mining Corp., a mining company listed on the TSX; prior to that, from September 2005, he was President & CEO of Sherwood Copper Corporation, a mining company listed on the TSX Venture Exchange, until its combination with Capstone; prior to that, he was the Executive Vice-President of Miramar Mining Corporation, a TSX listed junior mining company.  Mr. Quin is a professional geologist and is currently a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (membership 19943), a Fellow (F5954) of GAC, a member of CIM, a Fellow (651518) of SEG and a Member (45503) of IOM3 (U.K.) Mr. Quin has a B.Sc. (Hons) Mining Geology from the Royal School of Mines (Imperial College).

Mr. Quin is presently a director of a number of other public mining companies.

Michael L. Surratt, Director, President & CEO – has been a director and the President and CEO of the Company since 1998; prior to that, he was the President and CEO of Aurex Resources from November 1996 to June 1997; prior to that, he was the VP Operations and a director of Miramar Mining Corporation from November 1992 to October 1996, where he was responsible for all operations at the Con Mine; prior to that, he was the VP Operations for the Rabbit Creek Mine owned by Santa Fe Gold, from October 1982 to June 1992.

Mr. Surratt is a geologist and holds a holds B.Sc. Geology from Sul Ross State University in Texas, granted in 1974.  Mr. Surratt is a member of the Prospectors and Developers Association of Canada.

Gavin Thomas, Independent Director and Non Executive Chairman - has been a director and the Non Executive Chairman of the Company since January 2005.  Mr. Thomas is a resource company executive with over 32 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe.  Mr. Thomas has been employed as the President of Kingsgate Consolidated Limited, a publicly traded Australian gold mining and exploration company since 2004; prior to that, he was the Managing Director and CEO of Equatorial Mining Limited, a copper mining company from June 1998 to July 2004; prior to that, he was the Managing Director of Asia Gold Mining Corporation Limited, a mineral exploration company, from April 1997 to May 1998; Prior to that he was the Executive Director and Director-

Exploration of Niugini Mining Limited from 1985. He previously served as a founding director of Lihir Gold Limited.

Mr. Thomas has had a successful career in successfully developing mining companies from the exploration phase into mid-tier gold and/or copper production mining entities. While one of two Executive Directors at Niugini Mining he developed the company from a small exploration company to being a mid-tier gold producer developing Niugini Mining to having the 4th largest gold reserve and being the 8th largest gold producer on the ASX. At Equatorial Mr. Thomas developed two copper mines being the El Tesoro copper project in Chile and Tonopah in Nevada.

As a geologist, Mr. Thomas is credited with discovering the world’s largest gold mine outside of South Africa, Lihir Island. Mr. Thomas has many other successes in developing gold or copper mines in far north Queensland, Australia; Region II Chile; Nevada and Arizona USA and Papua New Guinea and led the evaluation team that acquired the large Gordonstone underground high-fluidity, coking coal project in central Queensland that was developed at a cost of over A$1 billion.

While with Niugini Mining Mr. Thomas led an aggressive worldwide exploration team that had offices in Chile, Malaysia, Thailand and operated throughout Southeast Asia, South America, India and Europe. These exploration efforts results in the discovery of the Loei gold deposits in Thailand and the Milos gold deposit in Greece.

Mr. Thomas has a graduate degree in geology from Macquarie University in Sydney, Australia and is a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy ("AusIMM."). He is a member of the Geoscience Taskforce of the AusIMM. He is currently a director of Andean Resources Limited and Cordillera PLC.

Ronald Earl Vankoughnett, Independent Director – has been a director of the Company since May 2005 and has been directly and indirectly involved in mining and service industry management since 1970. He was VP H.R. for Miramar Mining Corporation and Northern Orion Explorations Ltd. Mr Vankoughnett has been President and/or CEO of a number of companies which serviced the mining industry including firms providing labour law and employment consulting, a mid tier trucking company and a mine maintenance service company.  Mr. Vankoughnett is currently President & CEO of OCRA Investments Ltd. a private investment firm.

Mr. Vankoughnett holds a B.A., Sociology from Laurentian University, a J.D., Law, from LaSalle University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Management.

Mr. Vankoughnett was the was the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia.  Mr. Vankoughnett does not presently sit as a director or officer of any other publicly listed companies.

Mike Broch, BSc. Geology, Msc. Economic Geology, FAusIMM, VP Exploration – has been the VP Exploration since February 2010.  Prior to that, from 2006 until 2010, Mr. Broch provided services to the Company on a consulting basis as Project Manager.  From 1998 thru 2006, Mr. Broch was President Exploration and Corporate Development for the exploration services consulting company Global Orefinders.  From 1984 to 1998, Mr. Broch worked for Battle

Mountain Gold Company (BMG) and its predecessor company Duval Mining Company in various roles, including VP Exploration North America for Battle Mountain Exploration Company (BMEC) and Director of Evaluations for BMG.  In the capacity of VP Exploration North America for BMEC, Mr. Broch was responsible for the discovery and pre-development of the Phoenix gold mine located in Battle Mountain, Nevada.  Prior employment included Amoco Minerals Company (1981-1984), Cyprus Mining Company (1980-1981), Anaconda Copper Company (1979) and US Borax and Chemical Corporation (1976).

Mark W. Distler, CPA., Chief Financial Officer – has been the Chief Financial Officer since January 2011.  Prior to that, from July 2010 to November 2010, Mr. Distler was employed by Curis Resources Ltd. as Operations Controller.  Prior to that from July 2007 to July 2010, he was employed by Frontera Copper Corporation, as Chief Financial Officer (February 2009 to July 2010) and Corporate Controller (July 2007 to February 2009).  Prior to that, from 1987 to 2007, he was employed by Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) as Accounting Team Leader – Mining Division (2001 to 2007), Accounting Manager – Corporate (1996 to 2001), Tax Supervisor – Corporate (1994 to 1995) and as a Staff/Senior Tax Accountant (1987 to 1994).  Mr. Distler holds a Bachelor of Science in Accounting and has been a Certified Public Accountant since 1989.

Marc S. LeBlanc, VP Corporate Development and Corporate Secretary – has been the VP Corporate Development since June 2007 and the Corporate Secretary since January 2005.  Prior to that, he was the Assistant Corporate Secretary since September 2003.  Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada.  Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associate’s Degree in Legal Studies from Capilano University.  Mr. LeBlanc has been employed by the Company on a full time basis since January 2005.  Prior to that, he provided consulting services to the Company and a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation, since August 2003.  From 2000 to May 2004, he was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations;  prior to that, from January 1999 to March 2000, he provided consulting services to a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation; prior to that, he was employed as the Assistant Corporate Secretary and securities paralegal for Miramar Mining Corporation and Northern Orion Explorations Ltd., responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market.

Mr. LeBlanc has been a director or officer of a number of public mining and industrial companies.

Gary Simmerman, BSc. Mining Eng, FAusIMM, VP Engineering –has been the VP Engineering since February 26, 2007.  Prior to that, from 2004 until 2007, Mr. Simmerman was employed by Frontera Copper Corp. as VP and Chief Operating Officer.  While employed by

Frontera, Mr. Simmerman was responsible for the development and operation of the Piedras Verdes Copper Project located in Sonora, Mexico.  Prior to that, from 1992 until 2004, Mr. Simmerman employed by Azco Mining as VP Operations and was responsible for the development of Azco’s Black Canyon Mica Project, located near Phoenix, Arizona, was involved in the bankable feasibility study for the Sanchez copper project located near Safford, Arizona, and was responsible for overseeing Azco’s interest in the Piedras Verdes Property.  From 1986 to 1992, Mr. Simmerman was employed by Santa Fe Pacific Gold Corp., first as Senior Mine Engineer and then as Chief Engineer.  From 1980 to 1986, and 1974 to 1980, Mr. Simmerman was employed by Noranda and Gulf Mineral Resources respectively in various operating and engineering positions.  Mr. Simmerman holds a Bachelor of Science degree in mining engineering from the University of Arizona.

As of December 31, 2010 the number and percentage of the common shares in the capital of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of the Company as a group was approximately 1.34 million common shares and 0.68% of the issued and outstanding shares.

At the annual general meeting held in June 2010, directors listed above were re-elected to a one-year term of office, expiring at the next annual general meeting of shareholders of the Company.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Committees of the Board of Directors

The Board of Directors has established five board committees: an Audit Committee; a Compensation Committee; an Environment, Health and Safety Committee, a Corporate Governance and Nominating Committee and a Special Committee.

Audit Committee

The Audit Committee has been structured to comply with National Instrument 52-110-Audit Committees ("NI 52-110").  The Audit Committee is made up of Ronald Earl Vankoughnett (Chairman), Joseph M. Keane and Gavin Thomas.  All members of the Audit Committee are financially literate and independent as those terms are defined in the NI 52-110.

Ronald Earl Vankoughnett, Chairman – Mr. Vankoughnett has been directly and indirectly involved in mining and service industry management since 1970. He was VP H.R. for Miramar Mining Corporation and Northern Orion Explorations Ltd. Mr Vankoughnett has been President and/or CEO of a number of companies which serviced the mining industry including a firm providing labour law and employment consulting, a mid tier trucking company and a maintenance service company.  Mr. Vankoughnett has extensive experience dealing with financial matters, and has served as the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia.  Mr. Vankoughnett is currently President & CEO of OCRA Investments Ltd. a private investment firm.  In his capacity of President and CEO of these companies, he is ultimately responsible for the activity and authority of the chief financial officers who report to him and the preparation of the financial statements of these entities.  Mr. Vankoughnett also holds a J.D., Law, from LaSalle

University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Management.

Joseph M. Keane - Mr. Keane Mr. Keane has been the principal of Keane Mineral Engineering LLC, a Consulting company providing process engineering design advice to the mineral processing and pollution abatement industries and was the principal of K D Engineering Co., Inc., an engineering company specializing in process design development, engineering supervision, equipment selection and feasibility studies for the mineral processing and pollution abatement industries. Mr. Keane has served as a Consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania.  In his capacity as principal of these organizations, he was ultimately responsible for the activity and authority of the chief financial officers who reported to him and the preparation of the financial statements of these entities.  Mr. Keane was appointed to the Company’s Audit Committee in 2010.

Gavin Thomas – Mr. Thomas is a professional geologist and is the President of Kingsgate Consolidated Limited, an Australian public mining company; prior to that he was the President and CEO of Equatorial Mining Limited, an Australian public copper mining company; prior to that he was Managing Director of Asia Gold Mining Corporation Limited, an Australian public copper mineral exploration company; prior to that he was the Executive Director and Director-Exploration of Niugini Mining Limited, an Australian public gold mining company from 1985. Mr. Thomas has been a mining company executive for over 32 years.  In his capacities as President, CEO and Executive Director of publicly traded mining companies, he is and was ultimately responsible for the activity and authority of the chief financial officers who reported to him and the preparation of the financial statements of these entities, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.  Mr. Thomas has served on the Company’s Audit Committee for two years.

The primary function of the Audit Committee is to assist the board of directors of the Company in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes.  It is the objective of the audit committee to maintain a free and open means of communications among the board of directors of the Company, the independent auditors and the financial and senior management of the Company. The full text of the Charter of the Audit Committee is included as Schedule A to this Annual Information Form.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves engagements for non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Audit Fees

The aggregate fees billed by the Company’s external auditor for audit services for the fiscal year ended December 31, 2010 were $111,936 (aggregate for both KPMG and BDO) ($111,190 (KPMG – Nil) for the year ended December 31, 2009).

Audit-Related Fees

The aggregate fees billed by the Company’s external auditor for the audit-related services for the fiscal year ended December 31, 2010 were $5,441 (aggregate for both KPMG and BDO) ((BDO) $175,539 (KPMG – Nil)) for the year ended December 31, 2009).

Tax Fees

The aggregate fees billed by the Company’s external auditor for professional services including tax compliance, tax advice and tax planning in the fiscal year ended December 31, 2010 were $149,192 (aggregate for both KPMG and BDO) ((BDO) $89,712 (KPMG – Nil) for the year ended December 31, 2009).

All Other Fees

There were no fees billed by the Company’s external auditor for professional services including assistance to understand the current control environment in the fiscal years ended December 31, 2010 or 2009.

Compensation Committee

The Compensation Committee is comprised of Ronald Earl Vankoughnett (Chairman), Joseph M. Keane and Gavin Thomas.  All members of the Compensation Committee are considered independent as those terms are defined in NI 52-110.

The Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers. In addition, the Compensation Committee reviews both the overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and proposes any awards of stock options.

Environment, Health and Safety Committee

In January 2010, the Board of Directors struck an Environment, Health and Safety Committee of the Board, comprised of Stephen P. Quin, Robert J. Quinn and Michael L. Surratt.

The Environment, Health and Safety Committee is tasked with the review environmental, health and safety matters and has been tasked with the development, implementation and review of the Company’s practices in that regard.

Corporate Governance and Nominating Committee

In March 2011, the Board of Directors struck a Corporate Governance and Nominating Committee of the Board, comprised of Stephen P. Quin (Chairman), Robert J. Quinn, Gavin Thomas and Ronald Earl Vankoughnett.

The Corporate Governance and Nominating Committee is responsible for, among other matters, establishing a process for identifying, recruiting, appointing, and providing ongoing development for directors; monitoring and assessing the functioning of the Board, committees of the Board, and the individual members of the Board; and ensuring the Board, individual directors and management adopt and observe good corporate governance practices.

Special Committee

In December 2007, in light of the Company’s decision to offer to purchase all of the shares of Tyler Resources Inc., the Company struck a Special Committee of the Board, comprised of Robert J. Quinn (Chairman), Gavin Thomas and Ronald Earl Vankoughnett.  All members of the Special Committee are independent as those terms are defined in the NI 52-110 except for Mr. Quinn who is a partner of a law firm that has rendered legal services to the Company during the year.

The Special Committee has not been assigned a specific mandate, however the Committee has been given the task to assist management with the review and negotiation of any transaction that the Company may consider and to provide the board of directors with advice and recommendations relating thereto.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to (i) a cease trade order, (ii) an order similar to a cease trade order or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, during the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM  9:          PROMOTERS

NOT APPLICABLE

ITEM  10:         LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed herein, none of the Company or any of its subsidiaries is a party to any legal proceedings material to it, or of which any of its property is the subject matter, and no such proceedings are known to be contemplated.

The Company is not aware of any penalties or sanctions imposed against the Company or any of its subsidiaries by a court relating to securities legislation or by a securities regulatory authority or any settlement agreements entered into by the Company or by any of its subsidiaries before a court relating to securities legislation or with a securities regulatory authority, during the fiscal year ended December 31, 2010.  The Company is not aware of any penalties or sanctions imposed by a court or regulatory body against the Company or any of its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.

ITEM  11:         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have not been any material interest, direct or indirect, of any (a) director or executive officer of the Company; (b) person or company that beneficially owns, or directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company; or (c) associate or affiliate of any of the persons or companies listed in (a) or (b), in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company that has materially affected or will materially affect the Company.

ITEM  12:         TRANSFER AGENTS AND REGISTRARS

The Company’s Registrar and Transfer Agent is Computershare Trust Company of Canada, with the principal office located in Vancouver, British Columbia at:

510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9
Tel: 604-661-0276
Fax: 604-661-9401

ITEM  13:         MATERIAL CONTRACTS

Contracts which may be considered material to the Company are as follows:

Effective June 24, 2003, the Company, Mineral Park and EMNA entered into a Net Proceeds Interest agreement in connection with the Company’s acquisition of all of the shares in Mineral Park. See “Narrative Description of the Business – Mineral Park Mine”.

Effective March 17, 2008, the Company and its wholly-owned subsidiary, Mercator Barbados, entered into a Silver Purchase Agreement with Silver Wheaton, a wholly-owned subsidiary of Silver Wheaton Corp., for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine in Arizona.  See “General Development of the Business – Three Year History”.

The Company 7263678 Canada Ltd. and Former Stingray, entered into an Arrangement Agreement dated for reference October 26, 2009, pursuant to which, the Company acquired all of the issued and outstanding shares of Former Stingray.  See "General Development of the Business – Three Year History".

Mineral Park entered into a Credit Agreement dated for reference April 26, 2010, with Société Générale, WestLB AG, Credit Suisse and Barclays Capital (collectively, the “Lenders”) for credit facilities aggregating $130 million (the “Credit Facilities”) comprised of a $100 million term loan with a one year grace and a five year equal quarterly amortization commencing March 31, 2011 and a final maturity date of March 31, 2016 and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the Lenders’ discretion. The Credit Facilities are secured by a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd. and include mandatory prepayments based on a variable participating interest in free cash flow capped at a maximum of $30 million as well as other terms, conditions and covenants customarily associated with mining credit facilities. Pricing was initially set at Libor+4.5% per annum (current 3 month Libor rate is .31%) with grid pricing tied to the debt service coverage ratio following the first scheduled repayment of the term loan and completion of Phase II expansion to 50,000tpd.  The proceeds of the Credit Facilities were used to repay the Notes.

Bluefish Energy Corporation, a wholly owned indirect subsidiary of the Company entered into a Master Loan and Security Agreement dated for reference October 21, 2010, with Trafigura AG for $21 million for equipment financing, on a non recourse basis, of the purchase and installation of a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc.

These contracts were entered into in the ordinary course of the Company’s business.

ITEM  14:         INTEREST OF EXPERTS

The Company’s auditors are KPMG LLP, Chartered Accountants who have prepared an independent auditors’ report dated March 31, 2011, in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2010.  KPMG LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

BDO Canada LLP, Chartered Accountants (effective January 1, 2010, BDO Dunwoody LLP changed its name to BDO Canada LLP), prepared an independent auditors’ report dated March 26, 2010 in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2009.  BDO Canada LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Mr. Eric Olson, carrying on business as Range Consulting Group LLC, prepared the “Technical Report Mineral Park Mine – Mineral Resource Estimate Mohave County, Arizona” for the Mineral Park Mine dated January 10, 2006, co-authored the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” (which reports are referred to but not incorporated by reference in this Annual Information Form) and co-authored the December 2006 Report which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Olson does not own any securities of the Company.

Mr. Joseph M. Keane, PE, principal of KD Engineering, and co-authored the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” for the Mineral Park Mine dated September 1, 2006, (which report is referred to but not incorporated by reference in this Annual Information Form) and  co-authored the December 2006 Report which report is referred and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Keane did not own any securities of the Company.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Keane owns 1,850 common shares in the capital of the Company.

Mr. David A. Kidd, P.E., a principal of Golder Associates Inc.. co-authored the “El Pilar NI 43-101 Technical Report” dated April 27, 2009, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Kidd owns no common shares in the capital of the Company.

Mr. Peter Mordaunt, P. Geo, ICD.D the former CEO and Chairman of the Board of Former Stingray co-authored the “El Pilar NI 43-101 Technical Report” dated April 27, 2009, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Mordaunt owns 453,525 common shares in the capital of the Company.

Mr. Thomas L. Drielick, P.E., a Sr. Vice-President of M3 Engineering & Technology Corporation, co-authored the “El Pilar NI 43-101 Technical Report” dated April 27, 2009, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Drielick owns no common shares in the capital of the Company.

Mr. Douglas Austin, P.E., a Project Manager with M3 Engineering & Technology Corporation, co-authored the “El Pilar NI 43-101 Technical Report” dated April 27, 2009, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Austin owns no common shares in the capital of the Company.

Mr. Michael G. Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM, an employee of Independent Mining Consultants, Inc., co-authored the “El Pilar NI 43-101 Technical Report” dated April 27, 2009, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Hester owns no common shares in the capital of the Company.

Mr. Gary Simmerman, BSc. Mining Eng, FAusIMM, the Company’s Vice-President Engineering and Mine Manager, a Qualified Person as defined by NI43-101, supervised and reviewed the preparation of the technical disclosure in this Annual Information Form, other than in respect of the El Pilar property.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Simmerman owns no common shares in the capital of the Company.

Mr. Michael J. Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, supervised and reviewed the preparation of the technical disclosure in this Annual Information Form in respect of the El Pilar property.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Broch owns 177,503 common shares in the capital of the Company.

ITEM  15:         ADDITIONAL INFORMATION

Additional information regarding the Company may be obtained on SEDAR under the Company’s name, at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of holders of common shares.

Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis of financial results for the year ended December 31, 2010.

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(i)           this Annual Information Form, together with any document incorporated herein by reference;

(ii)           the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)           the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

SCHEDULE A

MERCATOR MINERALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

I.                      Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

●	Review and appraise the performance of the Corporation’s external auditors.

●	Be directly responsible for the appointment, compensation and oversight of the external auditors.

●	Oversee audits of the Corporation’s financial statements.

●	Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing department.

●	Oversee and monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

●	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

●	Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II.                      Composition

The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as independent Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

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All members of the Committee shall have the financial literacy to be able to read and understand the Corporation’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other\ relevant experience:

●	An understanding of generally accepted accounting principles and financial statements;
●	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
●
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

●	An understanding of internal controls and procedures for financial reporting; and
●	An understanding of audit committee functions.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director’s fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

III.                      Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

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IV.                      Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.
Review the Corporation's financial statements, MD&A and any annual and interim earnings, press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.

4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

5.
Review annually the relationships between the external auditors and the Corporation, and the external auditor status as a participating audit firm as defined in National Instrument 52-108 Auditor Oversight.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.
Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

11.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

12.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s

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external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14.	In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

15.	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

16.	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.	Review any significant disagreement among management and the external auditors regarding financial reporting.

20.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.	Review certification process.

22.	Establish procedures for:

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i.
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters in connection with the Corporation’s “Whistle Blower Policy”; and

ii.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters in connection with the Corporation’s “Whistle Blower Policy”.

Other

23.	Review any related-party transactions.

V.                      Authority

The Committee may:

(a)	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

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VI.                      Annual Work Plan

	Winter	Summer
Review audit plan and year-end statements template	☑	☐
Review accounting systems and procedures	☑	☐
Review auditors’ letter of recommendation	☑	☐
Review financial and accounting human resources	☑	☐
Review Committee’s charter and membership	☑	☐
Review and recommend year-end financial statements	☑	☐
Review MD&A	☑	☐
Review external auditors’ work, independence and fees	☑	☐
Recommend auditors for the ensuing year	☑	☐
Review and reassess the adequacy of the Code of Ethics for Financial Reporting Officers	☑	☐
Review any proposed prospectus filings or similar filings	☐	☐

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